   As filed with the Securities and Exchange Commission on November 15, 1996
==============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                           ______________________

                                  FORM 10
                           ______________________


                GENERAL FORM FOR REGISTRATION OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                           ______________________


                           ZIMMERMAN SIGN COMPANY
           (Exact name of registrant as specified in its charter)


                 TEXAS                               75-0864498
    (State or other jurisdiction of               (I.R.S. Employer
     incorporation or organization)              Identification No.)

          9846 HWY. 31 EAST
             TYLER, TEXAS                               75705
(Address of principal executive offices)              (Zip Code)

Registrant's telephone number, including area code: (903) 535-7400

                           ______________________


     Securities to be registered pursuant to Section 12(b) of the Act:

         TITLE OF EACH CLASS        NAME OF EACH EXCHANGE ON WHICH
         TO BE SO REGISTERED        EACH CLASS IS TO BE REGISTERED
         -------------------        ------------------------------
                None                             None


     Securities to be registered pursuant to Section 12(g) of the Act:

                   Common Stock, par value $.01 per share
                             (Title of Class)

==============================================================================

                           ZIMMERMAN SIGN COMPANY

I. INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10 BY REFERENCE

                 CROSS-REFERENCE SHEET BETWEEN INFORMATION
                       STATEMENT AND ITEMS OF FORM 10

                                                     LOCATION IN
ITEM NO.   ITEM CAPTION                         INFORMATION STATEMENT
--------   ------------                         ---------------------
1.         Business                     Summary; Risk Factors; The Distribution;
                                        Management's Discussion and Analysis of
                                        Financial Condition and Results of
                                        Operations; Business

2.         Financial Information        Summary; Capitalization; Selected
                                        Historical Financial Data; Selected Pro
                                        Forma Financial Data; Risk Factors;
                                        Management's Discussion and Analysis of
                                        Financial Condition and Results of
                                        Operations

3.         Properties                   Business

4.         Security Ownership of        Ownership of Zimmerman
            Certain Beneficial Owners   Common Stock
            and Management

5.         Directors and Executive      Management; Description of Capital
            Officers                    Stock

6.         Executive Compensation       Management

7.         Certain Relationships        Summary; Risk Factors; Management;
            and Related Transactions    Certain Transactions

8.         Legal Proceedings            Business

9.         Market Price of and          Summary; Risk Factors; the
            Dividends on the            Distribution; Dividend Policy;
            Registrant's Common         Ownership of Zimmerman Common Stock;
            Equity and Related          Description of Capital Stock
            Stockholder Matters

10.        Recent Sale of               Not Applicable
            Unregistered Securities

11.        Description of Registrant's   Description of Capital Stock
            Securities to be Registered

12.        Indemnification of            Description of Capital Stock
            Directors and Officers

13.        Financial Statements and      Summary; Risk Factors; Capitalization;
            Supplementary Data           Selected Historical Financial Data;
                                         Selected Pro Forma Financial Data;
                                         Management's Discussion and Analysis of
                                         Financial Condition and Results of
                                         Operations; Index to Financial
                                         Statements; Financial Statements;
                                         Supplemental Schedule

14.        Changes In and Disagreements  Not Applicable
            with Accountants on
            Accounting and Financial
            Disclosure

15.        Financial Statements          Summary; Risk Factors; Capitalization;
            and Exhibits                 Selected Historical Financial Data;
                                         Management's Discussion and Analysis of
                                         Financial Condition and Results of
                                         Operations; Index to Financial
                                         Statements; Financial Statements;
                                         Supplemental Schedule

                        Independence Holding Company
                           96 Cummings Point Road
                        Stamford, Connecticut  06902


                            December ___ , 1996

Dear Shareholders:

     Earlier this year, Independence Holding Company announced that it would reposition itself exclusively as a financial services company engaged principally in insurance activities. In that connection, IHC's Board of Directors has approved the distribution of its entire investment in Zimmerman Sign Company, which accounts for 80.14% of Zimmerman's outstanding common shares, on a pro rata basis to the holders of IHC common stock. The accompanying Information Statement describes the distribution in detail and contains relevant information about Zimmerman. Please read it carefully.

     IHC's Board and management believe that the distribution of Zimmerman's common shares is in the best interests of IHC and its shareholders. IHC will continue to concentrate its activities in financial services and insurance, and Zimmerman, as a publicly held company, will pursue its objective of enhancing its position as a leading provider of site identification products and services. The separation of the companies will allow investors to evaluate better the merits of their respective businesses and thereby enhance the likelihood that each entity will gain appropriate market recognition.

     As explained in the Information Statement, each holder of IHC common
stock on December [   ], 1996, the record date for the distribution, will
receive one share of Zimmerman common stock for each five shares of IHC common stock held as of that date, provided, that holders will receive cash in lieu of fractional shares. Zimmerman shares will initially be issued in book-entry form; a confirmation showing the number of Zimmerman shares you own will be mailed to you as soon as practicable following the distribution date. It is anticipated that the distribution will be effective on or about December 31, 1996.

     NO ACTION ON YOUR PART IS REQUIRED AND THE RECEIPT OF ZIMMERMAN SHARES WILL NOT AFFECT THE NUMBER OF IHC SHARES THAT YOU CURRENTLY OWN.



                                       Sincerely,

                           Zimmerman Sign Company
                             9846 Hwy. 31 East
                            Tyler, Texas  75705


                             December ___, 1996


Dear Shareholder,

     The document that follows contains important information about Zimmerman Sign Company, the company of which you are soon to be a shareholder. Your ownership will arise from the distribution by Independence Holding Company of its 80.14% ownership of Zimmerman Common Stock to IHC's shareholders. Please review the accompanying documents for information regarding this transaction.

     Zimmerman is a leading provider of site identification products and services to large national and regional retailers. Our sign products and services are favorably known and well utilized by the petroleum marketing, automotive, food and lodging, financial services and other industries.

     On behalf of Zimmerman, we are pleased to welcome you as a shareholder. We are excited about the new opportunities presented to Zimmerman as a public company and look forward to your participation in our future.

                                          Sincerely,

                           INFORMATION STATEMENT

                           ZIMMERMAN SIGN COMPANY

                                COMMON STOCK
                         (par value $.01 per share)

                         __________________________

     This Information Statement is being furnished in connection with the distribution (the "Distribution") by Independence Holding Company, a Delaware corporation ("IHC"), of 100% of its holdings of the common stock, par value $.01 per share ("Zimmerman Common Stock"), of Zimmerman Sign Company, a Texas corporation ("Zimmerman"). At the Distribution Date (as defined below), IHC will hold 80.14% of the outstanding shares of Zimmerman Common Stock.

    All of the shares of Zimmerman Common Stock held by IHC on the Distribution Date will be distributed to holders of record of IHC common stock, par value $1.00 per share ("IHC Common Stock"), as of the close of
business on December [   ], 1996 (the "Record Date").  Each such holder will
receive one share of Zimmerman Common Stock for each five shares of IHC Common Stock held on the Record Date. It is anticipated that the Distribution will be effective as at the close of business (New York time) on December 31, 1996 (the date and time that the Distribution is effective being referred to as the "Distribution Date"). Holders of IHC Common Stock will not be required to pay for the shares of Zimmerman Common Stock received in the Distribution, or to surrender or exchange IHC Common Stock in order to receive Zimmerman Common Stock in the Distribution.

     Shares of Zimmerman Common Stock will be issued initially in book-entry form (without stock certificates) entered on the records of Zimmerman. Shareholders will receive a written confirmation from Fleet National Bank, the distribution and transfer agent (the "Agent"), showing the number of Zimmerman shares owned. Shareholders can keep their shares in book-entry form or make a request to the Agent that a stock certificate representing the shares be issued. The confirmation of the number of shares of Zimmerman Common Stock owned will be mailed to new Zimmerman shareholders as soon as practicable following the Distribution Date. There has been no public market for Zimmerman Common Stock, although a "when-issued" market may develop prior to the Distribution Date.

     Certificates representing fractional shares of Zimmerman Common Stock will not be distributed to shareholders. Holders of IHC Common Stock who otherwise would be entitled to receive fractional shares of Zimmerman Common Stock will receive cash in lieu thereof from the proceeds of the sale of such shares by the Agent following the Distribution Date.

     The Information Statement is first being sent to shareholders of IHC on December ___, 1996.

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY RECIPIENTS OF ZIMMERMAN COMMON STOCK, SEE "RISK FACTORS."

                         __________________________


NO VOTE OF IHC SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY IN CONNECTION WITH THE DISTRIBUTION.

                         __________________________


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         __________________________


     IHC shareholders with inquiries related to the Distribution should contact Independence Holding Company, 96 Cummings Point Road, Stamford, Connecticut 06902, Attention: Corporate Secretary, Telephone (203) 358-8000.

                                  SUMMARY


THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS INFORMATION STATEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, AND SHOULD BE READ IN CONJUNCTION WITH, THE DETAILED INFORMATION AND FINANCIAL STATEMENTS CONTAINED HEREIN. CAPITALIZED TERMS IN THIS SUMMARY NOT DEFINED HERE ARE DEFINED ELSEWHERE IN THIS INFORMATION STATEMENT.

                                BACKGROUND

    On April 1, 1996, IHC announced its intention to reposition itself exclusively as a financial services company engaged principally in insurance activities. In that connection, on November 13, 1996, IHC's Board of Directors approved the distribution of IHC's entire investment in Zimmerman on a pro rata basis to holders of IHC Common Stock. In order to effect the Distribution, the following series of transactions were implemented: (i) Independence Capital Group, Inc., a wholly-owned subsidiary of IHC, merged into Zimmerman Holdings, Inc., a majority-owned subsidiary of IHC which owned 93.75% of the capital stock of Zimmerman (the 6.25% balance being owned by certain members of Zimmerman's senior management since 1990), to form Independence Capital Corp. ("ICC"); (ii) David E. Anderson, Chairman of Zimmerman ("Anderson"), exchanged a portion of his shares of ICC common stock for shares of ICC preferred stock; (iii) Zimmerman's senior management shareholders converted into cash all outstanding options to purchase shares of Zimmerman Common Stock; (iv) ICC distributed to IHC all of its shares of Zimmerman Common Stock and exchanged the balance of Anderson's ICC common stock for Zimmerman Common Stock; and (v) Zimmerman was recapitalized by means of a 3,863.94 for 1 stock split resulting in 1,854,688 shares of Zimmerman Common Stock outstanding. Currently, IHC owns 80.14% of the outstanding shares of Zimmerman Common Stock, Anderson owns 13.61%, and other members of Zimmerman's senior management own 6.25%.

    In connection with the Distribution, Zimmerman entered into a loan agreement (the "Loan Agreement") with Comerica Bank-Texas ("Comerica") which provides for a $23.0 million credit facility, secured by substantially all of the assets of Zimmerman. In addition, Zimmerman entered into a subordinated credit agreement (the "Subordinated Credit Agreement") with Bank of America Illinois ("Bank of America"), under which Zimmerman borrowed $10.0 million (the "Subordinated Debt"); such borrowings are subordinated to the borrowings under the Loan Agreement and are guaranteed by ICC (the "ICC Guarantee").
The proceeds from the Loan Agreement and the Subordinated Credit Agreement were used by Zimmerman to (i) repay its then-existing senior indebtedness of $10.4 million, (ii) fulfill net contractual commitments to Zimmerman's senior management shareholders of $.7 million, (iii) pay costs of $1.0 million in connection with the refinancing of Zimmerman's indebtedness, and (iv) declare a special dividend (the "Special Dividend") of $19.7 million to Zimmerman shareholders, of which $18.7 million was paid and $1.0 million remains an obligation to certain management shareholders (the "Deferred Dividend"). ICC used the proceeds of its portion of the Special Dividend to repay all of its $10.0 million of outstanding indebtedness, to contribute $5.0 million to its subsidiary, Madison National Life Insurance Company, Inc. ("Madison Life"), in exchange for a surplus note, and for working capital.

                                 ZIMMERMAN

    Zimmerman operates as a leading manufacturer of site identification products with a primary focus on serving large, national and regional retailers. From its plant locations in Texas, Zimmerman manufactures and sells a variety of signage products which range from large highway-located site identification signs to medium-sized brand and product identification signs and building fascia, signs on automatic teller machines, gasoline pump toppers, and other specialty items. Zimmerman also provides installation services. A majority of Zimmerman's revenue is derived from sales to customers in the petroleum marketing industry. Zimmerman also supplies customers in other industries of which the automotive, financial services, and food and lodging sectors are the most significant.

    Since current management became associated with Zimmerman, net sales have grown from $7.7 million in 1983 to $41.7 million in 1995, a compounded annual growth rate of approximately 15%. Over the same period, net income has increased from $.1 million to $2.4 million. Backlog at September 30, 1996 was $23.3 million compared to $24.4 million at September 30, 1995. At September 30, 1996, Zimmerman had total assets of $28.2 million and liabilities of $17.7 million. On a pro forma basis giving effect to the Distribution, the Special Dividend, the Loan Agreement and the Subordinated Credit Agreement, Zimmerman had liabilities of approximately $37.2 million as of September 30, 1996. See "Unaudited Pro Forma Condensed Financial Statements."

    Zimmerman was founded in 1901 and was incorporated in Texas in 1953; its corporate headquarters are located at 9846 Highway 31 East, Tyler, Texas 75705 and its telephone number is 903-535-7400.

                              THE DISTRIBUTION


DISTRIBUTING COMPANY............  IHC

DISTRIBUTED COMPANY.............  Zimmerman

SHARES TO BE DISTRIBUTED........  Approximately 1,486,349 shares of Zimmerman
                                  Common Stock will be distributed on the
                                  Distribution Date based on 7,431,748 shares of IHC Common Stock outstanding as of the Record Date. No fractional shares will be issued. The shares to be distributed, including the fractional shares to be aggregated and sold by the Agent on behalf of the holders of IHC Common Stock, will constitute 80.14% of the outstanding shares of Zimmerman Common Stock on the Distribution Date.

DISTRIBUTION RATIO..............  One share of Zimmerman Common Stock for each five shares of IHC Common Stock owned of record on the Record Date.

FRACTIONAL SHARE INTERESTS......  Fractional share interests will be sold by the Agent, and the cash proceeds thereof distributed to those shareholders entitled to a fractional interest. See "The Distribution-- Manner of Effecting the Distribution" and "Federal Income Tax Consequences of the Distribution."

PROPOSED TRADING SYMBOL.........  [ZSCO]

RECORD DATE.....................  December ___, 1996

DISTRIBUTION DATE...............  December 31, 1996

CONFIRMATION DATE...............  The Agent will mail confirmation statements to new Zimmerman shareholders as soon as practicable following the Distribution Date.

DIVIDENDS.......................  The payment of dividends by Zimmerman after the Distribution will be subject to the
                                  discretion of Zimmerman's Board of Directors. Dividend decisions will be based on a number of factors, including Zimmerman's earnings, operations, capital requirements, financial condition and contractual restrictions contained in Zimmerman's financing arrangements including the Loan Agreement and the Subordinated Credit Agreement. In addition, no dividends may be paid on Zimmerman Common Stock until payment in full of the $1.0 million Deferred Dividend. See "Certain Transactions." Zimmerman intends to retain earnings for use in the business and to finance future growth; therefore, it is not contemplated that dividends (other than the Deferred Dividend) will be paid in the foreseeable future.

REASONS FOR THE DISTRIBUTION....  IHC's Board of Directors and management have determined that the Distribution is in the best interests of IHC and its shareholders. The Distribution will separate Zimmerman's sign operations from IHC's financial services business. Since each of those activities has different characteristics and strategies, the Distribution will, in the opinion of IHC's Board of Directors and management, allow each company to focus on its respective business without regard to the corporate objectives and policies of the other, allow investors to evaluate better the separate merits and prospects of IHC and Zimmerman, and enhance the likelihood that each company will achieve appropriate market recognition.

DISTRIBUTION AGENT AND
 TRANSFER AGENT FOR
 ZIMMERMAN COMMON STOCK.........  Fleet National Bank

FEDERAL INCOME TAX
 CONSEQUENCES...................  IHC has received a ruling letter (the "Ruling
                                  Letter") from the Internal Revenue Service to the effect that, among other things, the receipt of shares of Zimmerman Common Stock will be tax-free for federal income tax purposes to the holders of IHC Common Stock except to the extent that cash is received for fractional share interests, and IHC will not recognize income, gain or loss as a result of the Distribution. IHC shareholders will be required to apportion their tax basis in the IHC Common Stock held immediately before the Distribution Date between such IHC Common Stock and the Zimmerman Common Stock received in the Distribution based on the relative fair market values of such shares on the Distribution Date. See "The Distribution-- Federal Income Tax Consequences of the Distribution."

RISK FACTORS....................  Holders of Zimmerman Common Stock should be aware of and carefully consider certain risk factors, including, among other things: (i) Zimmerman has no operating history as a separate publicly held company; (ii) Zimmerman operates in markets that are highly competitive; (iii) Zimmerman has historically derived a substantial amount of its revenue from a small number of customers; (iv) Zimmerman has significant indebtedness, and the payment of dividends (other than the Deferred Dividend) is not expected in the foreseeable future; (v) principally as a consequence of the Special Dividend, it is anticipated that Zimmerman will have a deficit net worth of approximately $9.3 million as of the Distribution Date; (vi) there has been no prior public market for Zimmerman Common Stock, and the market price thereof may be volatile; and (vii) immediately following the Distribution Date, Geneve Holdings, Inc. and its subsidiaries ("Geneve") will own 44.14% of the outstanding shares of Zimmerman Common Stock. See "Risk Factors."

                     SUMMARY HISTORICAL FINANCIAL DATA


    Set forth below is certain financial information for the periods and as of the dates indicated. This information is derived from, and should be read in conjunction with, Zimmerman's financial statements, including the notes thereto, appearing elsewhere herein.


                                                                                NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                             -----------------------------------------------    -----------------
                              1991      1992      1993      1994      1995       1995      1996
                             -------   -------   -------   -------   -------    -------   -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)            (UNAUDITED)
STATEMENTS OF OPERATIONS:
  Net sales                  $26,759   $23,941   $33,001   $36,427   $41,667    $30,296   $30,449
  Costs and expenses:
    Cost of goods sold        22,344    19,949    26,143    28,227    32,529     23,455    23,466
    Selling, general and
     administrative expenses   3,206     3,294     3,721     4,024     4,155      3,156     3,283
    Management fees              600       600       600       600       600        450       450
    Interest expense, net        491       365       291       433       782        584       546
                             -------   -------   -------   -------   -------    -------   -------
  Total costs and expenses    26,641    24,208    30,755    33,284    38,066     27,645    27,745
                             -------   -------   -------   -------   -------    -------   -------
  Income (loss) before
   federal income taxes          118      (267)    2,246     3,143     3,601      2,651     2,704
  Federal income taxes            40       (91)      768     1,069     1,224        901       919
                             -------   -------   -------   -------   -------    -------   -------

  Net income (loss)          $    78   $  (176)  $ 1,478   $ 2,074   $ 2,377    $ 1,750   $ 1,785
                             -------   -------   -------   -------   -------    -------   -------
                             -------   -------   -------   -------   -------    -------   -------
  Net income (loss) per
   common share (2)          $   .04   $  (.09)  $   .80   $  1.12   $  1.28    $   .94   $   .96
                             -------   -------   -------   -------   -------    -------   -------
                             -------   -------   -------   -------   -------    -------   -------


                                                DECEMBER 31,                      SEPTEMBER 30,
                             -----------------------------------------------    -----------------
                              1991      1992      1993      1994      1995       1995      1996
                             -------   -------   -------   -------   -------    -------   -------
BALANCE SHEET DATA:
  Total assets               $15,567   $13,578   $18,097   $22,287   $25,957    $26,820   $28,215
  Current liabilities          3,999     3,970     6,287     8,129     7,839      9,654     7,869
  Long-term debt, excluding
   current installments        5,774     3,990     4,715     7,839     9,422      9,097     9,865
  Stockholders' equity (1)     5,794     5,618     7,095     6,319     8,696      8,069    10,481

--------------
(1)  Dividends of $620,000 and $2,850,000 were paid in 1991 and 1994, respectively.
(2) Net income (loss) per common share is calculated based on the number of common shares expected to be outstanding after the Distribution, estimated to be 1,854,688 shares. Prior to the Distribution, Zimmerman effected a stock split in which the 480 outstanding shares of Zimmerman Common Stock were converted into 1,854,688 shares.

                            UNAUDITED PRO FORMA
                      CONDENSED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed financial statements are based on Zimmerman's financial statements and give effect to the Distribution, the Special Dividend, the Loan Agreement, and the Subordinated Credit Agreement (collectively, the "Transaction") as if they had been consummated as of January 1, 1995 (in the case of statements of operations data) and as of September 30, 1996 (in the case of balance sheet data). The pro forma condensed financial statements are based on the assumptions set forth in the accompanying notes and should be read in conjunction with Zimmerman's financial statements, including the notes thereto, which are included elsewhere herein. The pro forma condensed financial statements are not necessarily indicative of (i) Zimmerman's future financial position or results of operations, (ii) Zimmerman's financial position had the Transaction been consummated as of September 30, 1996, or (iii) the results of operations had the Transaction been consummated as of January 1, 1995.

                UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

                                       YEAR ENDED                      NINE MONTHS ENDED
                                    DECEMBER 31, 1995                  SEPTEMBER 30, 1996
                           ----------------------------------  ----------------------------------
                           HISTORICAL  ADJUSTMENTS  PRO FORMA  HISTORICAL  ADJUSTMENTS  PRO FORMA
                           ----------  -----------  ---------  ----------  -----------  ---------
                                                       (IN THOUSANDS,
                                                    EXCEPT PER SHARE DATA)
Net sales                    $41,667                  $41,667    $30,449                 $30,449
Costs and expenses:
  Cost of goods sold          32,529                   32,529     23,466                  23,466
  Selling, general and
  administrative expenses      4,155     $   741 (a)    4,896      3,283   $   556 (a)     3,839
  Management fees                600        (600)(b)        0        450      (450)(b)         0
  Interest expense, net          782       1,639 (c)    2,421        546     1,270 (c)     1,816
                             -------     -------      -------    -------   -------       -------
Total expenses                38,066       1,780       39,846     27,745     1,376        29,121
                             -------     -------      -------    -------   -------       -------
Income before federal
 income taxes                  3,601      (1,780)       1,821      2,704    (1,376)        1,328
Federal income taxes           1,224        (605)(d)      619        919      (468)(d)       451
                             -------     -------      -------    -------   -------       -------
Net income                   $ 2,377     $(1,175)     $ 1,202    $ 1,785   $  (908)      $   877
                             -------     -------      -------    -------   -------       -------
                             -------     -------      -------    -------   -------       -------
Net income per
 common share (e)                                     $   .65                            $   .47
                                                      -------                            -------
                                                      -------                            -------
Weighted average number
 of common shares (e)                                   1,855                              1,855
                                                      -------                            -------
                                                      -------                            -------

See Notes to Unaudited Pro Forma Condensed Financial Statements, appearing on pages 31 and 32.

                     UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                      SEPTEMBER 30, 1996
                          ---------------------------------------------
                          HISTORICAL  ADJUSTMENTS             PRO FORMA
                          ----------  -----------             ---------
                                         (in thousands)
Current assets              $24,927    $    400 (g)            $23,873
                                           (400)(g)
                                         (1,448)(j)(k)(l)
                                           (130)(f)
                                            524 (h)
Other assets                  3,288         705 (f)              4,079
                                             86 (h)
                            -------    --------                -------
                            $28,215     $  (263)               $27,952
                            -------    --------                -------
                            -------    --------                -------
Current liabilities         $ 7,869     $   971 (j)            $10,415
                                          1,000 (i)
                                            575 (f)
Long-term debt, excluding
 current installments         9,865      16,965 (j)             26,830
Stockholders'
 equity (deficit)            10,481     (19,774)(h)(i)(k)(l)    (9,293)
                            -------    --------                -------
                            $28,215    $   (263)               $27,952
                            -------    --------                -------
                            -------    --------                -------

  See notes to Unaudited Pro Forma Condensed Financial Statements, appearing on pages 31 and 32.

                     FORWARD-LOOKING STATEMENTS AND RISK FACTORS

    This Information Statement includes "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Zimmerman's actual results may differ significantly from results discussed in such forward looking statements.
Certain factors that might cause such differences include those set forth under "Risk Factors." The Company disclaims any obligation to update any such factors or to publicly announce the result of any revision to any of the forward-looking statements contained herein to reflect future events or developments.

                                  RISK FACTORS

COMPETITION


    Zimmerman operates in a component of the sign and related products industry that is highly competitive and in which barriers to entry are relatively low. Competition exists in terms of price, product quality and customer service.
Some of Zimmerman's competitors for the business of large, national and regional retailing organizations have estimated annual sales up to $140 million and have greater financial and manufacturing resources than Zimmerman.

LEVERAGE; NET WORTH; DEBT RESTRICTIONS

    Zimmerman is a highly leveraged Company; on a pro forma basis as of September 30, 1996, Zimmerman's total liabilities were approximately $37.2 million. In October 1996, Zimmerman entered into the Loan Agreement providing for a $23.0 million credit facility consisting of a $17.0 million revolving credit facility (the "Revolving Credit Facility") and a $6.0 million term loan (the "Term Loan") (under which Loan Agreement, Zimmerman has borrowed approximately $18.0 million, leaving approximately $5.0 million of unused credit availability thereunder to finance ongoing operating and working capital requirements), and entered into the Subordinated Credit Agreement under which it has borrowed $10.0 million. The Revolving Credit Facility matures on July 31, 1999 and the Term Loan requires principal payments of approximately $1.2 million in 1997, $1.6 million in 1998 and $1.6 million in 1999; provided, however, upon reduction of the Term Loan balance to $2.0 millon or less, mandatory principal payments are reduced to $.4 million per year. The Term Loan matures on September 1, 2004, although it may be called by Comerica upon thirty (30) days prior written notice after maturity of the Revolving Credit Facility. The Subordinated Debt matures on October 31, 2001. The proceeds of these borrowings were used to (i) repay Zimmerman's then-existing senior indebtedness of $10.4 million, (ii) fulfill net contractual commitments to Zimmerman's senior management shareholders of Zimmerman of $.7 million, (iii) pay costs of $1.0 million in connection with the refinancing of Zimmerman's indebtedness, and (iv) pay $18.7 million of the Special Dividend. The Deferred Dividend of $1.0 million remains an obligation to certain senior management shareholders. See "Financing Agreements" and "Certain Transactions." Management of Zimmerman believes that its remaining credit availability is sufficient to satisfy existing operational requirements. Zimmerman, on a pro forma basis as at September 30, 1996, would begin operations as a public company with a deficit net worth of approximately $9.3 million, principally as a consequence of the Special Dividend.

    Zimmerman's incurrence of additional indebtedness in connection with the Distribution will have several important effects on Zimmerman's financial position, including, but not limited to, the following: (i) significantly higher debt service obligations; (ii) the Loan Agreement and the Subordinated Credit Agreement include financial and operational covenants that are more restrictive than those which were in effect under Zimmerman's prior credit facilities; and
(iii) Zimmerman's greater leverage will likely increase its vulnerability to downturns in its business. The indebtedness incurred pursuant to the Loan Agreement and the Subordinated Credit

Agreement limits Zimmerman's ability to effect future debt financings and may otherwise restrict its corporate activities, particularly to the extent that such activities depend upon additional borrowed funds. Since the Term Loan and the Revolving Credit Facility bear interest at rates tied to LIBOR or Comerica's prime rate, and the Subordinated Debt bears interest at rates tied to an offshore rate (substantially the equivalent of LIBOR) or Bank of America's prime rate, increases in interest rates could adversely affect Zimmerman's financial results. See "Financing Agreements."

    Zimmerman's management contemplates that, following the Distribution, it will use any excess cash flow for debt service, capital accumulation and reinvestment; consequently, it does not anticipate paying dividends (other than the Deferred Dividend) on Zimmerman Common Stock in the foreseeable future. In addition, no dividends may be paid on Zimmerman Common Stock until payment in full of the Deferred Dividend. See "Certain Transactions." Certain covenants and provisions under the Loan Agreement and the Subordinated Credit Agreement limit various corporate acts including the payment of dividends (other than the Special Dividend), the incurrence of additional indebtedness, the creation of liens, redemption or repurchase of Zimmerman Common Stock, sales of assets and mergers and consolidations.

    In the event Zimmerman's cash resources are insufficient to fund its expenditures or to service its indebtedness, Zimmerman may be required to raise additional funds by selling equity securities on terms that dilute the interest of existing holders, by incurring additional debt or refinancing existing debt on more burdensome terms, or by selling assets. There can be no assurance that any of these sources of funds would be available in amounts sufficient for Zimmerman to meet its obligations or on terms acceptable to it. If Zimmerman were unable to generate sufficient cash flow or otherwise obtain funds necessary to meet required payments of the principal of and interest on any of its outstanding indebtedness, Zimmerman would be in default under the terms of the Loan Agreement and the Subordinated Credit Agreement. In the event of such default, the holders of any issue of such indebtedness could elect to declare such indebtedness to be due and payable immediately, together with accrued interest. Any such default could have a significant adverse effect on the value of Zimmerman Common Stock.

    Zimmerman intends to explore the possibility of obtaining equity from public or private financings promptly after the Distribution has been completed, but there can be no assurance that any such equity financing can be completed in the near future or later or on attractive or nondilutive terms.

    See "Financing Agreements," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Dividend Policy."

DEPENDENCE ON PRINCIPAL CUSTOMERS

    In 1995, Citgo, Exxon and Texaco accounted for approximately 23%, 12% and 10%, respectively, of Zimmerman's net sales. In the first nine months of 1996, Citgo accounted for approximately 23% of Zimmerman's net sales; no other customer accounted for greater than 10% of net sales in that period. Zimmerman has supply contracts with each of these customers which renew annually unless terminated on 30 days notice. The business of Zimmerman could be adversely affected if any of these customers substantially reduces or discontinues purchases of products from Zimmerman. See "Business
-- Backlog Customers."

OPERATING HISTORY; STAND-ALONE ENTITY

    Zimmerman has no history as a publicly held company. While a subsidiary of IHC, Zimmerman has financed its operations separately from and without credit enhancements provided by IHC, other than the ICC Guarantee. In addition, Zimmerman has no prior record of obtaining operating and growth capital in the public debt or equity markets, and may not be successful in obtaining such capital as a stand-alone entity.

LACK OF PRIOR PUBLIC MARKET

    There is no current public market for Zimmerman Common Stock, although a "when-issued" market may develop prior to the Distribution Date. There can be no assurance that an active trading market for Zimmerman Common Stock will be established or maintained after the Distribution. Trading prices for Zimmerman Common Stock could be subject to fluctuations in response to numerous factors, including variations in Zimmerman's quarterly earnings and changing economic conditions in the sign industry and/or the United States economy in general. In addition, the general stock market has in recent years experienced significant price fluctuations, often unrelated to the operating performance of the specific companies whose stock is traded. These fluctuations may adversely affect the market price of Zimmerman Common Stock.

OWNERSHIP BY PRINCIPAL SHAREHOLDER

    Immediately following the Distribution, Geneve will own 44.14% of the outstanding shares of Zimmerman Common Stock. The extent of the ownership by Geneve may have the effect of making more difficult or of discouraging, absent the support of Geneve, a proxy contest, a merger involving Zimmerman, a tender offer, an open market purchase program or other purchases of Zimmerman Common Stock that would give holders of such stock the opportunity to realize a premium over the then-prevailing market price for their shares of Zimmerman Common Stock.

DEPENDENCE ON KEY PERSONNEL

    Zimmerman's business is managed by certain key executive officers including David E. Anderson, Chairman, and Tom E. Boner, President, the loss of whom could have a material adverse effect on Zimmerman. In the event that the employment of any of these individuals terminates, Zimmerman will seek to find qualified personnel to fill their positions, although there can be no assurance of the success thereof. Zimmerman believes that its future success will depend in large part on its ability to attract and retain highly skilled and qualified personnel.

SHARES ELIGIBLE FOR FUTURE SALE

    Immediately following the Distribution, approximately 1,854,688 shares of Zimmerman Common Stock will be outstanding. Of these shares, 1,187,268 shares are held by "affiliates" (as defined in the Securities Act) of Zimmerman and will be subject to certain resale limitations, including those imposed by Rule 144 under the Securities Act. The balance of the outstanding shares (including the shares issued in the Distribution to "non-affiliates") will be freely tradeable without restriction or further registration under the Securities Act. Following the Distribution, sales of substantial amounts of Zimmerman Common Stock in the public market, pursuant to Rule 144 or otherwise, or the potential of such sales, could adversely affect the prevailing market price of Zimmerman Common Stock and impair Zimmerman's ability to raise additional capital through the sale of equity securities. Geneve, which will hold 818,579 shares, will be able to sell such shares pursuant to the volume resale restrictions of Rule 144 commencing 90 days after the Distribution Date. Anderson will be able to sell his 252,423 shares pursuant to the volume resale restrictions of Rule 144 commencing in November 1998. Other members of management of Zimmerman, who hold in the aggregate 115,916 shares, will be able to sell such shares pursuant to the volume resale restrictions of Rule 144 commencing on the Distribution Date. IHC's management is not aware of any plan or intention on the part of IHC's public shareholders, and Geneve has informed IHC's management that it has no plan, to sell, exchange, transfer or dispose of any of the shares of Zimmerman Common Stock to be received in the Distribution.

REGISTRATION RIGHTS OF AFFILIATE

    Zimmerman has entered into a Registration Rights Agreement providing Geneve with the right, subsequent to six months from and for a period of seven years after the Distribution Date, to demand or participate in future registrations of shares of Zimmerman Common Stock under the Securities Act. Sales of substantial amounts of Zimmerman Common Stock in the public market, or the potential of such sales, could have an adverse effect on the market price of Zimmerman Common Stock. See "Certain Agreements -- Registration Rights Agreement."

                                THE DISTRIBUTION

BACKGROUND; REASONS FOR THE DISTRIBUTION

    On April 1, 1996, IHC announced its intention to reposition itself exclusively as a financial services company engaged principally in insurance activities. In that connection, on November 13, 1996, IHC's Board of Directors approved the distribution of IHC's entire investment in Zimmerman on a pro rata basis to holders of IHC Common Stock. In order to effect the Distribution, the following series of transactions were implemented: (i) Independence Capital Group, Inc., a wholly-owned subsidiary of IHC, merged into Zimmerman Holdings, Inc., a majority-owned subsidiary of IHC which owned 93.75% of the capital stock of Zimmerman (the 6.25% balance being owned by certain members of Zimmerman's senior management since 1990), to form ICC; (ii) Anderson, Chairman of Zimmerman, exchanged a portion of his shares of ICC common stock for shares of ICC preferred stock; (iii) Zimmerman's senior management shareholders converted into cash all outstanding options to purchase shares of Zimmerman Common Stock;
(iv) ICC distributed to IHC all of its shares of Zimmerman Common Stock and exchanged the balance of Anderson's ICC common stock for Zimmerman Common Stock; and (v) Zimmerman was recapitalized by means of a 3,863.94 for 1 stock split resulting in 1,854,688 shares of Zimmerman Common Stock outstanding. Currently, IHC owns 80.14% of the outstanding shares of Zimmerman Common Stock, Anderson owns 13.61%, and other members of Zimmerman's senior management own 6.25%.

    In connection with the Distribution, Zimmerman entered into the Loan Agreement with Comerica which provides for a $23.0 million credit facility, secured by substantially all of the assets of Zimmerman. In addition, Zimmerman entered into the Subordinated Credit Agreement with Bank of America, under which Zimmerman borrowed $10.0 million; such borrowings are subordinated to the borrowings under the Loan Agreement and are guaranteed by the ICC Guarantee.
The proceeds from the Loan Agreement and the Subordinated Credit Agreement were used by Zimmerman to (i) repay its then-existing senior indebtedness of $10.4 million, (ii) fulfill net contractual commitments to Zimmerman's senior management shareholders of $.7 million, (iii) pay costs of $1.0 million in connection with the refinancing of Zimmerman's indebtedness, and (iv) declare the Special Dividend of $19.7 million to Zimmerman shareholders, of which $18.7 million was paid and $1.0 million remains an obligation to certain management shareholders. ICC used the proceeds of its portion of the Special Dividend to repay all of its $10.0 million of outstanding indebtedness, to contribute $5.0 million to its subsidiary, Madison Life, in exchange for a surplus note, and for working capital.

    The Board of Directors and management of IHC believe that the Distribution is in the best interests of IHC and its shareholders primarily because the separation of Zimmerman and IHC will provide each corporation with greater managerial, operational and financial flexibility to respond to changing market conditions in their different business environments.

    The Distribution is intended to serve several distinct business objectives. First, IHC's Board of Directors and management believe that the public equity markets will accord a higher aggregate value to the capital stock of IHC and Zimmerman after the Distribution than currently exists for the shares of IHC Common Stock. Manufacturing stocks are often valued at a market multiple of their earnings and cash flow whereas, in general, insurance stocks are valued primarily on the basis of their book value per share. IHC Common Stock has in recent years traded below its book value per share, and seemingly no multiple has been accorded Zimmerman's earnings in its position as a subsidiary of IHC. IHC's Board of Directors and management believe that the Distribution should permit the public equity markets to price shares of Zimmerman Common Stock comparably with other manufacturers, while reflecting an improved valuation for IHC as a pure insurance company.

    Second, IHC intends to concentrate its resources and efforts on strengthening and expanding its insurance operations. Given the lack of operating efficiencies and other synergies between their businesses, the respective managements of IHC and Zimmerman have concluded that it would be in the best interests of each company to establish Zimmerman as a separate publicly held entity with the flexibility to pursue independently its own opportunities.

    Third, the Distribution should permit Zimmerman the opportunity to raise capital from third parties in furtherance of its business plan which includes the pursuit of selected acquisitions. Zimmerman intends to explore the advisability of raising capital through public or private equity and debt financing. Since IHC's management has expressed its unwillingness to support such efforts while Zimmerman remains a subsidiary of IHC, the Distribution is a necessary step in allowing Zimmerman to pursue its goals.

    For the year ended December 31, 1995, Zimmerman accounted for $2.0 million of IHC's $8.2 million of net income. IHC anticipates that the loss of Zimmerman's net income will be partially offset by earnings resulting from the Special Dividend. In the past, IHC has not relied on dividends from Zimmerman for liquidity.

    Zimmerman has not relied on IHC, in any material respect, for capital or for accounting, management, employee benefits, legal or similar services and Zimmerman has not utilized IHC's management information systems. Zimmerman's operations have been conducted at plant and office locations separate from IHC, and management overlap has been minimal. Zimmerman's banking relationships and credit facilities (other than the ICC Guarantee) have been independent of those of IHC. See "Risk Factors."

MANNER OF EFFECTING THE DISTRIBUTION

    IHC and Zimmerman have entered into a distribution agreement (the "Distribution Agreement") providing for, among other things, the principal corporate transactions required to effect the Distribution, the conditions to the Distribution, the allocation between IHC and Zimmerman of certain liabilities and certain other agreements in connection with the Distribution. Subject to the satisfaction or waiver of the conditions set forth in the Distribution Agreement, IHC will effect the Distribution on the Distribution Date by delivering shares of Zimmerman Common Stock to the Agent, for distribution to holders of record of IHC Common Stock on the Record Date. See "Certain Agreements."

    After the Distribution, Zimmerman will be a publicly held company. The Distribution will be made on the basis of one share of Zimmerman Common Stock for each five shares of IHC Common Stock outstanding on the Record Date. Based upon the number of shares of IHC Common Stock outstanding on the Record Date, approximately 1,486,349 shares of Zimmerman Common Stock would be distributed to IHC shareholders. All such shares of Zimmerman Common Stock will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights. See "Description of Capital Stock." Shares of Zimmerman Common Stock initially will be issued in book-entry form (without stock certificates) entered on the records of Zimmerman. Shareholders will receive a written confirmation from the Agent of the number of shares of Zimmerman Common Stock owned as soon as practicable after the Distribution Date. Shareholders may keep their shares in book-entry form or make a request to the Agent that a stock certificate representing the shares be issued.

    No certificates representing fractional shares of Zimmerman Common Stock will be issued to IHC shareholders as part of the Distribution. The Agent will aggregate fractional shares into whole shares and sell them in the open market at then prevailing prices on behalf of holders who otherwise would be entitled to receive fractional share interests, and such persons will receive instead a cash payment in the amount of their pro rata share of the total sale proceeds. See "The Distribution - Federal Income Tax Consequences of the Distribution." Such sales are expected to be made as soon as practicable after the Distribution Date, and checks representing fractional share sales of Zimmerman Common Stock will be mailed shortly thereafter. IHC will bear the cost of commissions incurred in connection with such sales.

    No holder of IHC Common Stock will be required to pay any cash or other consideration for the shares of Zimmerman Common Stock received in the Distribution or to surrender or exchange shares of IHC Common Stock in order to receive shares of Zimmerman Common Stock. The Distribution will not affect the number of, or the rights attaching to, outstanding shares of IHC Common Stock.

LISTING AND TRADING OF ZIMMERMAN COMMON STOCK

    No current public trading market for Zimmerman Common Stock exists, although a "when--issued" market may develop prior to the Distribution Date.
The extent of the market for Zimmerman Common Stock and the prices at which Zimmerman Common Stock may trade after the Distribution cannot be predicted.
See "Risk Factors--Lack of Prior Public Market; Possible Volatility of Stock
Price."   Currently, Zimmerman Common Stock is not eligible to be traded through the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). Instead, Zimmerman anticipates that market makers will initiate quotes for Zimmerman Common Stock on the National Association of Securities Dealers OTC Bulletin Board. Zimmerman expects to continue to evaluate its alternatives with respect to the listing and trading of Zimmerman Common Stock.

    Subject to the foregoing, shares of Zimmerman Common Stock distributed to IHC shareholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Zimmerman under the Securities Act and members of management who hold "restricted" shares of Zimmerman Common Stock. Persons who may be deemed to be affiliates of Zimmerman after the Distribution generally include individuals or entities that control, are controlled by or are under common control with, Zimmerman. Persons who are affiliates of Zimmerman will be permitted to sell their shares of Zimmerman Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(2) of the Securities Act and Rule 144 thereunder. See "Certain Agreements -- Registration Rights Agreement."

    Immediately following the Distribution, the directors and executive officers of Zimmerman will own 19.88%, and Geneve will own 44.14%, of the outstanding shares of Zimmerman Common Stock.

    There will be approximately 3,000 holders of record of Zimmerman Common Stock as of the Distribution Date.

FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

    IHC has received a Ruling Letter from the Internal Revenue Service substantially to the effect that, among other things, the Distribution will qualify as a tax-free spinoff under Section 355 of the Internal Revenue Code of 1986 (the "Code"). Under Section 355 of the Code, in general:

    1. Holders of IHC Common Stock will not recognize any income, gain or loss as a result of the Distribution except that holders of IHC Common Stock that receive cash in lieu of fractional shares of Zimmerman Common Stock will recognize gain or loss equal to the difference between such cash and the tax basis that would have been apportioned to such fractional shares as determined below. Any such gain or loss will constitute capital gain or loss if such fractional shares would have been held as a capital asset on the Distribution Date.

    2. Holders of IHC Common Stock will apportion the tax basis of their IHC Common Stock among such IHC Common Stock and any Zimmerman Common Stock (including fractional shares of Zimmerman Common Stock to which such holders would otherwise have been entitled) received by such holder in the Distribution in proportion to the relative fair market values of such stock on the Distribution Date. The values of such stock shall be determined by taking the mean between the highest and lowest selling prices as of the Distribution Date, or if there were no sales on that date, as of the nearest date either before or after the Distribution Date upon which sales were made.

    3. The holding period for Zimmerman Common Stock received in the Distribution by holders of IHC Common Stock will include the period during which such holder held the shares of IHC Common Stock with respect to which the Distribution was made, provided that such shares are held as a capital asset by such holder on the Distribution Date.

    4. The Distribution will not be treated as a taxable disposition of Zimmerman by IHC.

    Current Treasury Regulations require each holder of IHC Common Stock who receives Zimmerman Common Stock pursuant to the Distribution to attach to such holder's Federal income tax return, for the year in which the Distribution occurs, a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the Distribution. IHC will convey the appropriate information as soon as practicable to each holder of record of IHC Common Stock as of the Record Date.

    The Ruling Letter, while generally binding upon the Internal Revenue Service, is subject to certain factual representations and assumptions. If such factual representations and assumptions were incorrect in a material respect, the Ruling Letter could become invalid. IHC is not aware of any facts or circumstances which would cause such representations and assumptions to be untrue. IHC and Zimmerman have each agreed to certain restrictions on their future actions to provide further assurances that Section 355 of the Code will apply to the Distribution. If the Distribution were not to qualify under Section 355 of the Code, then, in general, a corporate tax would be payable by the consolidated group, of which IHC is the common parent, based upon the difference between the fair market value of Zimmerman Common Stock and the adjusted basis of such Zimmerman Common Stock. In addition, under the consolidated return rules, each member of the consolidated group (including Zimmerman and IHC) is jointly and severally liable for such tax liability. If the Distribution occurred and it were not to qualify under Section 355 of the Code, the resulting tax liability would have a material adverse effect on the financial position, results of operations and liquidity of each of IHC and Zimmerman.

    Furthermore, if the Distribution were not to qualify as a tax-free spinoff, each IHC shareholder receiving shares of Zimmerman Common Stock in the Distribution would be treated as if such shareholder had received a taxable distribution in an amount equal to the fair market value of Zimmerman Common Stock received, which would result in, (i) a dividend to the extent of such shareholder's pro rata share of IHC's current and accumulated earnings and profits, (ii) a reduction in such shareholder's basis in IHC Common Stock to the extent the amount received exceeds such shareholder's share of earnings and profits, and (iii) a gain from the exchange of IHC Common Stock to the extent the amount received exceeds both such shareholder's share of earnings and profits and such shareholder's basis in IHC Common Stock.

    IHC has not sought rulings from the Internal Revenue Service as to the Federal income tax consequences of certain restructurings which were or are to be effected by IHC prior to the Distribution. IHC has been advised by its tax counsel that all such restructurings are tax-free to IHC and the members of its group.

    The foregoing summary of the anticipated Federal income tax consequences of the Distribution is for general information only. IHC SHAREHOLDERS SHOULD CONSULT THEIR OWN ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION, INCLUDING THE APPLICATION AND EFFECT OF FOREIGN, STATE AND LOCAL TAX LAWS.

REASONS FOR FURNISHING INFORMATION STATEMENT

    This Information Statement is being furnished by IHC solely to provide information to shareholders of IHC who will receive Zimmerman Common Stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of IHC or Zimmerman. The information contained herein is given as of the date of this Information Statement unless otherwise indicated.

                            FINANCING AGREEMENTS

LOAN AGREEMENT

    GENERAL. The Loan Agreement provides for an aggregate $23.0 million credit facility consisting of a $17.0 million Revolving Credit Facility and a $6.0 million Term Loan.

    Borrowings under the Loan Agreement are secured by substantially all of the assets of Zimmerman. A copy of the Loan Agreement has been filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement forms a part (the "Registration Statement") and the following summary is qualified in its entirety by reference to the agreement filed. Certain financial, accounting and legal terms used in this summary discussion of the Loan Agreement are more precisely defined in the Loan Agreement.

    PRINCIPAL PAYMENTS. The Revolving Credit Facility matures and is repayable in a single installment on July 31, 1999. The Term Loan has monthly principal payments totalling approximately $1.2 million per annum in 1997, $1.6 million per annum in 1998 and $1.6 million per annum in 1999; provided, however, upon reduction of the Term Loan balance to $2.0 million or less, mandatory principal payments are reduced to $.4 million per annum. The Term Loan matures September 1, 2004, although it may be called by Comerica upon thirty (30) days prior written notice after maturity of the Revolving Credit Facility.

    INTEREST AND FEES. Amounts outstanding under the Revolving Credit Facility bear interest equal to, at Zimmerman's option, LIBOR plus 2.75% or Comerica's prime rate plus .25%, as such rates may vary from time to time.

    Amounts outstanding under the Term Loan bear interest equal to, at Zimmerman's option, LIBOR plus 3.575% or Comerica's prime rate plus 1.125%. A commitment fee of 0.25% per annum on the unused portion of the Revolving Credit Facility will be payable quarterly in arrears.

    CERTAIN COVENANTS. The Loan Agreement contains covenants relating to, among other things, (i) Tangible Net Worth as of the end of each fiscal quarter,
(ii) Senior Indebtedness Ratio, (iii) Cash Flow Coverage Ratio, and (iv) Fixed Charge Coverage Ratio. The Loan Agreement also contains covenants which, among other things, limit the ability of Zimmerman to (a) create, assume, or allow to exist any lien on any assets other than certain permitted liens, (b) enter into any sale lease-back transaction except for certain permitted lease transactions,
(c) merge, consolidate or dispose of all or substantially all of its assets except for certain permitted transactions, (d) make any restricted investments other than certain permitted investments, (e) incur additional indebtedness other than certain permitted indebtedness, and (f) guarantee obligations of third parties. The Loan Agreement also prohibits the payment of dividends (other than the Special Dividend) and repurchases of stock. Zimmerman is, and as of the Distribution Date expects that it will be, in compliance with the covenants under the Loan Agreement.

    EVENTS OF DEFAULT. The Loan Agreement contains customary events of default including (i) failure to pay interest, principal, fees, or other required amounts when due, (ii) material breach of representations of warranties, (iii) failure to perform or observe covenants, (iv) commencement of any voluntary or involuntary bankruptcy or similar proceeding, (v) occurrence of any termination event which may result in an uninsured payment liability of Zimmerman to the Pension Benefit Guaranty Corporation, and (vi) default under the Subordinated Credit Agreement.

SUBORDINATED CREDIT AGREEMENT

    GENERAL. The Subordinated Credit Agreement provides for $10.0 million of Subordinated Debt. Borrowings under the Subordinated Credit Agreement are subject to the ICC Guarantee. A copy of the Subordinated Credit Agreement has been filed as an exhibit to the Registration Statement, and the following summary is qualified in its entirety by reference to the agreement filed.

    MATURITY. The loan under the Subordinated Credit Agreement matures and is repayable in a single installment on October 31, 2001.

    INTEREST AND FEES. Amounts outstanding bear interest equal to, at Zimmerman's option, an offshore rate (substantially the equivalent of LIBOR) plus 1.6875% or Bank of America's base rate plus .5%, as such rates vary from time to time.

    CERTAIN COVENANTS. The Subordinated Credit Agreement contains covenants relating to, among other things, (i) Tangible Net Worth as of the end of each fiscal quarter, (ii) Senior Indebtedness Ratio, (iii) Cash Flow Coverage Ratio, and (iv) Fixed Charge Coverage Ratio. The Subordinated Credit Agreement also contains covenants which, among other things, limit the ability of Zimmerman to
(a) enter into any contracts with an affiliate which are not arms length, (b) create, assume, or allow to exist any lien on any assets other than certain permitted liens, (c) enter into any sale lease-back transaction except for certain permitted lease transactions, (d) merge, consolidate or dispose of all or substantially all of its assets except for certain permitted transactions,
(e) make any restricted investments other than certain permitted investments, and (f) incur additional indebtedness other than certain permitted indebtedness. Zimmerman is, and as of the Distribution Date expects that it will be, in compliance with the covenants of the Subordinated Credit Agreement.

    EVENTS OF DEFAULT. The Subordinated Credit Agreement contains customary events of default including, (i) failure to pay interest, principal, fees, or other required amounts when due, (ii) material breach of representations of warranties, (iii) failure to perform or observe covenants, (iv) commencement of any voluntary or involuntary bankruptcy or similar proceeding, (v) Cross default with respect to Senior Debt, and (vi) occurrence of any termination event which may result in an uninsured payment liability of Zimmerman to the Pension Benefit Guaranty Corporation.

    SUBORDINATION. The payment of all Obligations is, to the extent set forth in the Subordinated Credit Agreement, subordinated in right of payment to the prior payment in full in cash or cash equivalents of all Senior Debt. Upon any distribution to creditors in a liquidation, dissolution, bankruptcy, receivership or similar proceeding relating to Zimmerman or its property, (a) the holders of Senior Debt will be entitled to receive payment in full in cash or cash equivalents of all Senior Debt before any person is entitled to receive any payment from Zimmerman with respect to the obligations arising under the Subordinated Credit Agreement, and (b) until all Senior Debt is paid in full in cash or cash equivalents, any distribution by Zimmerman with respect to the Obligations to which any person would be entitled but for the subordination provisions contained in the Subordinated Credit Agreement, shall be made to the holders of Senior Debt. If a default on Senior Debt occurs and is continuing, Zimmerman may not make any payment or distribution in respect of obligations under the Subordinated Credit Agreement until all principal and other obligations with respect to Senior Debt have been paid in full. In the event that Bank of America receives any payment at a time when such payment is prohibited by the subordination provisions, the payment must be held by Bank of America in trust for the benefit of the holders of Senior Debt entitled to it. After all Senior Debt is paid in full and before all obligations under the Subordinated Credit Agreement are paid in full, Bank of America will be subrogated to the rights of the holders of Senior Debt to receive distributions applicable to Senior Debt to the extent that distributions otherwise payable to Bank of America were applied to Senior Debt. By reason of such subordination, in the event of insolvency of Zimmerman, the holders of Senior Debt, as well as other creditors who hold indebtedness that is not subordinated to the holders of Subordinated Debt, may recover more, ratably, than holders of the Subordinated Debt.

CERTAIN DEFINED TERMS

    Set forth below are certain defined terms used with respect to the Loan Agreement and the Subordinated Credit Agreement. Reference is made to the Loan Agreement and the Subordinated Credit Agreement for a more complete disclosure of all defined terms used therein. Certain terms used herein not defined in the Loan Agreement or Subordinated Credit Agreement have the meanings set forth herein.

    "TANGIBLE NET WORTH" means, as of any applicable date of determination, the excess of, (i) the book value of all assets of Zimmerman (other than patents, patent rights, trademarks, trade names, franchises, copyrights, goodwill, and similar intangible assets) after all appropriate deductions (including, without limitation, reserves for doubtful receivables, obsolescence, depreciation and amortization), all as determined on a consolidated basis in accordance with GAAP, less (ii) all Debt (excluding the Deferred Dividend Payable to Management), plus (iii) all Subordinated Debt of Zimmerman which, in accordance with GAAP, would be required to be presented on its balance sheet at such date.

    "SENIOR INDEBTEDNESS RATIO" means, at any particular time, the ratio resulting as the quotient of (i) Senior Indebtedness divided by (ii) Zimmerman's EBITDA for the immediately preceding four calendar quarters.

    "CASH FLOW COVERAGE RATIO" means, as of any date of determination, the Zimmerman's Cash Flow for the previous four calendar quarters divided by scheduled payments of principal made on all Senior Indebtedness for the same period.

    "FIXED CHARGE COVERAGE RATIO" means, as of any date of determination, an amount equal to the ratio resulting as the quotient of the Zimmerman's Cash Flow dividend by Fixed Charges.

    "DEBT" means, as of any applicable date of determination, all items of indebtedness, obligation or liability of a person, whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, joint or several, that should be classified as balance sheet liabilities in accordance with GAAP.

    "DEFERRED DIVIDEND PAYABLE TO MANAGEMENT" means the deferred portion of the Special Dividend declared by Zimmerman and to be paid to certain members of management as a part of the Recapitalization.

    "SUBORDINATED DEBT" means all Debt, the payment of which (and the security for) has been subordinated in writing in a manner satisfactory to the lender.

    "SENIOR INDEBTEDNESS" means all loans, advances and indebtedness of Zimmerman to the lender under the Loan Agreement, together with all other indebtedness, obligations and liabilities whatsoever of Zimmerman to the lender, whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, joint or several, due or to become due, now existing or hereafter arising.

    "EBITDA" means, as of any applicable date of determination and as determined in accordance with GAAP, net income (plus the One Time Expenses) for the previous four calendar quarters, plus (i) interest expense, tax expense, depreciation and amortization expenses for the same period, excluding (ii) any gain or loss for the same period arising from the sale of capital assets.

    "CASH FLOW" means, as of any date of determination and as determined in accordance with GAAP, the sum of (i) the consolidated net income of Zimmerman for the preceding four calendar quarters, PLUS (ii) the consolidated depreciation, amortization and deferred taxes of Zimmerman for such period, and PLUS (iii) the One Time Expenses.

    "FIXED CHARGES" means, as of any date of determination, the aggregate principal amount of Indebtedness scheduled to be paid by Zimmerman during the immediately preceding four calendar quarters, PLUS capital expenditures, for the same period, PLUS (without duplication) payments actually paid by Zimmerman on Subordinated Debt during the same period, PLUS payments actually paid by Zimmerman with respect to the Deferred Dividend Payable to Management for the same period.

    "ONE TIME EXPENSES" means the following one time expenses (net of Federal, state and local income taxes) relating to the Recapitalization: (i) the fulfillment of net contractual commitments to senior officers of Zimmerman, (ii) the refinancing fee to Anderson, and (iii) attorney and accounting fees.

    "GAAP" means, with respect to the Loan Agreement, as of any applicable date of determination, generally accepted accounting principals consistently applied, as in effect on the date of the Loan Agreement except as otherwise agreed by Zimmerman and the lender.

    "RECAPITALIZATION" means, (i) the borrowings under the Loan Agreement, (ii) the borrowings under the Subordinated Credit Agreement, (iii) the repayment of Zimmerman's existing Senior Indebtedness to the lender, (iv) the fulfillment of net contractual commitments to senior officers of Zimmerman, (v) the payment of costs incurred in connection with clauses (i)-(iv) of this sentence, (vi) the declaration of the Special Dividend, and (vii) the recapitalization of Zimmerman's outstanding common stock.

    "SENIOR DEBT" means (a) all Senior Indebtedness under the Loan Agreement in an aggregate principal amount not to exceed $23.0 million (such maximum amount to be reduced by the amount of any principal payments made on the Term
Loan); (b) all interest and fees payable with respect thereto (including any interest and fees accruing after the commencement of any bankruptcy or similar proceeding with respect to Zimmerman, whether or not allowed or allowable as a claim in such proceeding); (c) all obligations in respect to expenses payable under Sections 5.1, 5.5, and 12.6 of the Loan Agreement; and (d) additional Indebtedness incurred by Zimmerman and designated as "Senior Debt" by notice to the lender not to exceed $2.5 million at any one time outstanding.

    "INDEBTEDNESS" means, with respect to the Loan Agreement, (i) all indebtedness for borrowed money or for the deferred purchase price of property or services, (ii) all obligations evidenced by notes, bonds, debentures or similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (iv) all capitalized leases, and (v) the Senior Indebtedness; provided however, the Deferred Dividend does not constitute Indebtedness. With respect to the Subordinated Credit Agreement, "Indebtedness" means, (a) all Indebtedness for borrowed money, (b) all obligations issued, undertaken or assumed as a deferred purchase price of property or services, (c) all non-contingent reimbursement or payment obligations with respect to surety instruments, (d) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (e) all Indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired, (f) all obligations with respect to capital leases, (g) all net indebtedness referred to in clauses
(a)-(f) above, secured by any lien upon property owned by a person, and (h) all guarantee obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (a)-(g) above. For purposes of the Subordinated Credit Agreement, Indebtedness of a person includes all recourse indebtedness of any partnership or joint venture or limited liability company in which such person is general partner or a joint venturer or a member.

    "OBLIGATIONS" means all advances, debts, liabilities, obligations, covenants and duties arising under any Loan Document owing by Zimmerman to Bank of America or any Indemnified Person, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising.

                              DIVIDEND POLICY


    The payment of future dividends will be at the discretion of Zimmerman's Board of Directors, and will depend upon, among other things, Zimmerman's earnings, operations, capital requirements, financial condition and restrictions contained in financing arrangements. Zimmerman intends to retain earnings to support operations and finance growth; consequently, Zimmerman does not anticipate paying dividends (other than the Deferred Dividend) on Zimmerman Common Stock in the foreseeable future. Furthermore, the terms of the Loan Agreement and the Subordinated Credit Agreement prohibit Zimmerman from paying dividends other than the Special Dividend; and no dividends may be paid on Zimmerman Common Stock until payment in full of the Deferred Dividend. See "Certain Transactions." Since 1991 (in addition to the Special Dividend which includes the Deferred Dividend of $1.0 million), Zimmerman has paid cash dividends of $620,000 and $2,850,000 in 1991 and 1994, respectively.

                              CAPITALIZATION


    The following table sets forth the short-term debt and capitalization of Zimmerman as of September 30, 1996 and as adjusted to give effect to the Distribution, Special Dividend, Loan Agreement and Subordinated Credit Agreement (collectively, the "Transaction"). This table should be read in conjunction with Zimmerman's financial statements, including the notes thereto, which are included in this Registration Statement, and with the financial data set forth under "Unaudited Pro Forma Condensed Financial Statements." The as adjusted data are not necessarily indicative of (i) Zimmerman's future short-term debt and capitalization, or (ii) Zimmerman's short-term debt and capitalization had the Transaction been consummated as of September 30, 1996.


                                                                    SEPTEMBER 30, 1996
                                                                 ------------------------
                                                                 ACTUAL       AS ADJUSTED
                                                                 ------       -----------
                                                                     (IN THOUSANDS,
                                                                 EXCEPT SHARE INFORMATION)
Short-term debt:
  Current installments of long-term debt                         $   199      $ 1,170
                                                                 -------      -------
                                                                 -------      -------
Long-term debt:

  Senior long-term:
    Revolving line of credit                                     $ 9,225      $12,000

      Term notes payable                                             640        4,830

  Subordinated long-term notes                                       -0-       10,000
                                                                 -------      -------
      Total long-term debt                                       $ 9,865      $26,830
                                                                 -------      -------
                                                                 -------      -------
      Total debt                                                 $10,064      $28,000
                                                                 -------      -------
                                                                 -------      -------
Stockholders' equity (deficit):

  Preferred stock, $.01 par value, 2,000,000 shares authorized,
  none outstanding                                               $   -0-      $   -0-

  Common Stock, $.01 par value, 15,000,000 shares authorized;
  1,854,688 shares issued and outstanding                             19           19

  Additional paid-in capital                                         441          -0-

  Retained earnings (accumulated deficit)                         10,021       (9,312)
                                                                 -------      -------
  Total stockholders' equity (deficit)                           $10,481      $(9,293)
                                                                 -------      -------
      Total capitalization                                       $20,545      $18,707
                                                                 -------      -------
                                                                 -------      -------

                          SELECTED HISTORICAL FINANCIAL DATA

    The following selected historical financial data for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 have been derived from Zimmerman's financial statements, which have been audited by KPMG Peat Marwick LLP, independent auditors. The historical financial data as of and for the nine months ended September 30, 1995 and 1996 have been derived from unaudited financial statements, which in the opinion of management, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and the results of operations of Zimmerman as of the end of and for those periods. Interim results are not necessarily indicative of the results which may be expected for any other interim period or for the full year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Zimmerman's financial statements, including the notes thereto, included elsewhere herein.

                                                                                            Nine Months Ended
                                                       Year Ended December 31,                September 30,
                                          -----------------------------------------------   -----------------
                                            1991      1992      1993      1994      1995      1995      1996
                                          -------   -------   -------   -------   -------   -------   -------
                                                           (in thousands)
STATEMENTS OF OPERATIONS:
  Net sales                               $26,759   $23,941   $33,001   $36,427   $41,667   $30,296   $30,449
  Costs and expenses:
    Cost of goods sold                     22,344    19,949    26,143    28,227    32,529    23,455    23,466
    Selling, general and
     administrative expenses                3,206     3,294     3,721     4,024     4,155     3,156     3,283
    Management fees                           600       600       600       600       600       450       450
    Interest expense, net                     491       365       291       433       782       584       546
                                          -------   -------   -------   -------   -------   -------   -------
  Total costs and expenses                 26,641    24,208    30,755    33,284    38,066    27,645    27,745
                                          -------   -------   -------   -------   -------   -------   -------
  Income (loss) before federal income
   taxes                                      118      (267)    2,246     3,143     3,601     2,651     2,704
  Federal income taxes                         40       (91)      768     1,069     1,224       901       919
                                          -------   -------   -------   -------   -------   -------   -------
  Net income (loss)                       $    78   $  (176)  $ 1,478   $ 2,074   $ 2,377   $ 1,750   $ 1,785
                                          -------   -------   -------   -------   -------   -------   -------
                                          -------   -------   -------   -------   -------   -------   -------

                                                            December 31,                       September 30,
                                          -----------------------------------------------   -----------------
                                            1991      1992      1993      1994      1995      1995      1996
                                          -------   -------   -------   -------   -------   -------   -------

BALANCE SHEET DATA:
  Total assets                            $15,567   $13,578   $18,097   $22,287   $25,957   $26,820   $28,215
  Current liabilities                       3,999     3,970     6,287     8,129     7,839     9,654     7,869
  Long-term debt, excluding current
   installments                             5,774     3,990     4,715     7,839     9,422     9,097     9,865
  Stockholders' equity (1)                  5,794     5,618     7,095     6,319     8,696     8,069    10,481

-------------------------
(1) Dividends of $620,000 and $2,850,000 were paid in 1991 and 1994, respectively.

                              UNAUDITED PRO FORMA
                        CONDENSED FINANCIAL STATEMENTS


    The following unaudited pro forma condensed financial statements are based on Zimmerman's financial statements, including the notes thereto, and give effect to the Transaction as if such Transaction had been consummated as of January 1, 1995 (in the case of statements of operations data) or as of September 30, 1996 (in the case of balance sheet data). The pro forma condensed financial statements are based on the assumptions set forth in the accompanying notes and should be read in conjunction with Zimmerman's financial statements, including the notes thereto, which are included in the Registration Statement. The pro forma condensed financial statements are not necessarily indicative of
(i) Zimmerman's future financial position or results of operations, (ii) Zimmerman's financial position had the Transaction been consummated as of September 30, 1996, or (iii) the results of operations had the Transaction been consummated as of January 1, 1995.

                 UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

                                                 Year Ended                          Nine Months Ended
                                              December 31, 1995                      September 30, 1996
                                    ------------------------------------   ------------------------------------
                                    Historical   Adjustments   Pro Forma   Historical   Adjustments   Pro Forma
                                    ----------   -----------   ---------   ----------   -----------   ---------
                                                                   (In thousands,
                                                                except per share data)
Net sales                            $41,667                    $41,667      $30,449                   $30,449
Costs and expenses:
  Cost of goods sold                  32,529                     32,529       23,466                    23,466
  Selling, general and
   administrative expenses             4,155     $   741 (a)      4,896        3,283    $   556 (a)      3,839
  Management fees                        600        (600)(b)          0          450       (450)(b)          0
  Interest expense, net                  782       1,639 (c)      2,421          546      1,270 (c)      1,816
                                     -------     -------        -------      -------    -------        -------
Total expenses                        38,066       1,780         39,846       27,745      1,376         29,121
                                     -------     -------        -------      -------    -------        -------
Income before federal income taxes     3,601      (1,780)         1,821        2,704     (1,376)         1,328
Federal income taxes                   1,224        (605)(d)        619          919       (468)(d)        451
                                     -------     -------        -------      -------    -------        -------
Net income                           $ 2,377     $(1,175)       $ 1,202      $ 1,785    $  (908)       $   877
                                     -------     -------        -------      -------    -------        -------
                                     -------     -------        -------      -------    -------        -------
Net income per common share (e)                                 $   .65                                $   .47
                                                                -------                                -------
                                                                -------                                -------
Weighted average number of common
 shares (e)                                                       1,855                                  1,855
                                                                -------                                -------
                                                                -------                                -------

                     UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                        September 30, 1996
                                         --------------------------------------------
                                         Historical   Adjustments           Pro Forma
                                         ----------   -----------           ---------
                                                       (in thousands)
Current assets                            $24,927    $    400 (g)            $23,873
                                                         (400)(g)
                                                       (1,448)(j)(k)(l)
                                                         (130)(f)
                                                          524 (h)

Other assets                                3,288         705 (f)              4,079
                                                           86 (h)
                                          -------    --------                -------
                                          $28,215    $   (263)               $27,952
                                          -------    --------                -------
                                          -------    --------                -------

Current liabilities                       $ 7,869    $    971 (j)            $10,415
                                                        1,000 (i)
                                                          575 (f)
Long-term debt, excluding current
 installments                               9,865      16,965 (j)             26,830
Stockholders' equity (deficit)             10,481     (19,774)(h)(i)(k)(l)    (9,293)
                                          -------    --------                -------

                                          $28,215    $   (263)               $27,952
                                          -------    --------                -------
                                          -------    --------                -------

The accompanying notes are an integral part of the unaudited pro forma statements of operations and condensed balance sheet.

                          NOTES TO UNAUDITED PRO FORMA
                         CONDENSED FINANCIAL STATEMENTS


(a) Gives effect to estimated incremental costs and expenses that would be incurred on an ongoing basis by Zimmerman as a separate publicly held company as follows (in thousands):

                                       Year Ended       Nine Months Ended
                                    December 31, 1995   September 30, 1996
                                    -----------------   ------------------
Incremental personnel costs                $305                 $229
Other administrative expenses               436                  327
                                           ----                 ----
Total                                      $741                 $556
                                           ----                 ----
                                           ----                 ----

(b) Gives effect to the elimination of the management fees, which do not continue after the Transaction.

(c) Gives effect to the estimated additional interest expense related to the refinancing of the long-term debt (see (j) below) along with amortization of financing costs incurred in connection with the credit facility of $132,000 for the year ended 1995 and $99,000 for the nine months ended September 30, 1996. The estimated additional interest expense was determined using the interest rates in effect at the time the financing was consummated (7.187% to 9.375%). Interest expense on the Revolving Credit Facility ($12,000,000), the Term Loan ($6,000,000) and the Subordinated Debt ($10,000,000) is $1,008,000, $562,000, and $719,000, respectively, for the year ended December 31, 1995, and $756,000, $422,000, and $539,000,
    respectively, for the nine months ended September 30, 1996.

(d) Pro forma adjustment to reflect the income tax effects of (a), (b) and (c) above, using Zimmerman's historical tax rate of 34%.

(e) Net income per common share is calculated based on the number of shares of Zimmerman Common Stock expected to be outstanding after the Transaction; estimated to be 1,854,688 shares.

(f) Gives effect to capitalizable costs to obtain the Loan Agreement and the Subordinated Credit Agreement (see (j) below) including a $475,000 payment due to ICC in connection with the ICC Guarantee and other loan costs of $230,000.

(g) Gives effect to the repayment of $400,000 of notes receivable from officers of Zimmerman which were repaid in connection with the Transaction, and the resulting increase in cash of $400,000 for a net adjustment of $ -0- to current assets.

(h) Gives effect to the deferred tax assets and corresponding increase in stockholders' equity which will be recognized through the reversal of temporary differences previously recorded by IHC.

(i) Reflects a deferral of payment of an aggregate of $1,000,000 of Zimmerman management's pro rata portion of the Special Dividend.

(j) Gives effect to the payment of the existing long-term debt of $10,064,000 and the borrowings of $6,000,000 under the Term Loan, $12,000,000 under the Revolving Credit Facility and $10,000,000 under the Subordinated Credit Agreement.

(k) Reflects the payment of the $18,701,000 cash portion of the Special
    Dividend.

(l) The pro forma condensed balance sheet includes, and the pro forma statements of operations exclude, the one-time charges of $683,000 (net of income tax) associated, (i) with a fee paid to an officer of Zimmerman in connection with the refinancing of Zimmerman's outstanding indebtedness, and (ii) payments in consideration of cancellation of all outstanding options to purchase Zimmerman Common Stock. These charges will be included in Zimmerman's historical financial statements for the year ending December 31, 1996. Other one-time costs associated with the Transaction are not significant.

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OF FINANCIAL CONDITION AND
                                RESULTS OF OPERATIONS


    The following discussion of Zimmerman's financial condition and results of operations should be read in conjunction with the financial statements of Zimmerman and the notes thereto included elsewhere herein.

GENERAL

    Zimmerman began operations as a sign manufacturer in 1901. Privately owned until its acquisition by IHC in 1982, Zimmerman was, until the late 1980's, generally regarded as a regional manufacturer of custom signs which had also established a small amount of national account business.

    In the 1980's, Zimmerman refocused its business to concentrate almost exclusively on satisfying the site identification needs of large national and regional retailers in the United States. It focused its marketing efforts on several major retailing sectors and broadened its product line to provide both standard long-production-run site identification products and more specialized shorter-run items. During this period, Zimmerman also began to restructure and expand its product design and installation service capabilities. In the 1980's, sales to petroleum marketing companies produced much of Zimmerman's growth and at times accounted for over 90% of Zimmerman's annual sales.

    From 1991 through 1995, Zimmerman's sales grew significantly. This growth was internally generated and resulted from expansion of several customer relationships established in earlier periods, plus the addition of several new large customers. Approximately 50% of Zimmerman's sales growth in the 1990's is attributable to the petroleum retailing market and the other half is spread among several retailing markets, foremost of which are the automotive and financial services sectors. Most of Zimmerman's sales have been to United States based customers; however, Zimmerman has sold product to and managed installation for international customers. Sales to customers with headquarters located outside of the United States accounted for less than 1% of total sales in 1995, and accounted for approximately 10% and 6% of total sales in 1994 and 1993, respectively. For the first nine months of 1996, international sales have accounted for less than 1% of total sales. Since 1993, substantially all international sales have been to financial institutions in Mexico. Management of Zimmerman believes that through its established contacts in Mexico, Zimmerman is particularly well positioned to obtain orders if the Mexican economy improves. Management of Zimmerman intends to pursue international opportunities and continue to expand sales of products and services to its domestic customers.

RESULTS OF OPERATIONS

    The following table sets forth the percentage relationship to net sales of certain statement of operations items for the periods presented.

                                                                                 Nine Months
                                                                                    Ended
                                                   Year Ended December 31,       September 30,
                                                 ---------------------------    ---------------
                                                  1993       1994      1995     1995      1996
                                                  ----       ----      ----     ----      ----
Net sales .....................................  100.0%      100.0%    100.0%   100.0%    100.0%

Cost of goods sold ............................   79.2        77.5      78.1     77.4      77.0

Selling, general and administrative expenses...   11.3        11.1      10.0     10.4      10.8

Management fees ...............................    1.8         1.6       1.4      1.5       1.5

Interest expense, net .........................    0.9         1.2       1.9      1.9       1.8
                                                 -----       -----     -----    -----     -----
      Total expenses ..........................   93.2        91.4      91.4     91.2      91.1
                                                 -----       -----     -----    -----     -----
Income before federal income taxes ............    6.8         8.6       8.6      8.8       8.9

Federal income taxes ..........................    2.3         2.9       2.9      3.0       3.0
                                                 -----       -----     -----    -----     -----
Net income ....................................    4.5%        5.7%      5.7%     5.8%      5.9%
                                                 -----       -----     -----    -----     -----
                                                 -----       -----     -----    -----     -----



NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1995

    Net sales for the period increased $153,000, or .5%, from $30.3 million to $30.4 million. The slight increase in sales was the net effect of higher demand from petroleum retailing and automotive customers offset by declining sales to financial institution customers.

    Cost of goods sold decreased from 77.4% of net sales for the first nine months of 1995 to 77.0% of net sales for the first nine months of 1996. The decline in the cost of goods sold resulted from improved product mix which provided better profit margins.

    Selling, general and administrative expenses increased from 10.4% of net sales in the first nine months of 1995 to 10.8% of net sales for the comparable period in 1996. The period-to-period increase was caused by higher expense associated with expanded information systems and the hiring of additional customer service personnel in order to accommodate expected increases in net sales.

    Management fees remained unchanged at 1.5% of net sales for the first nine months of 1995 and 1996. This fee has been fixed at $50,000 per month for several years.

    Interest expense, net, declined from 1.9% of net sales for the first nine months of 1995 to 1.8% of net sales for the comparable period in 1996. Lower interest rates, resulting from Zimmerman's obtaining a LIBOR based borrowing option in mid-1995, offset higher levels of borrowing.

    Income before federal income taxes was unchanged at approximately $2.7 million; federal income taxes were unchanged at $.9 million. Net income of $1.8 million was unchanged for the first nine months of 1995 and 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

    Net sales for 1995 increased by $5.2 million, or 14.4%, from $36.4 million in 1994 to $41.6 million in 1995. The increase in net sales resulted primarily from an increase in sales to petroleum marketing customers, which was offset, in part, by a $2.9 million decline in sales to financial institutions, $2.3 million of which was associated with a decline in sales to Mexican banking institutions. A broadened product line, increased sales to a significant customer, and brand expansion activities with several petroleum marketing customers contributed to increased sales to the petroleum sector of Zimmerman's business. Sales to financial institutions in Mexico decreased significantly in 1995 as a result of difficult economic conditions in Mexico.

    Cost of goods sold increased $4.3 million, or 15.2%, from $28.2 million in 1994 to $32.5 million in 1995. This increase was primarily a result of net sales increases as noted above. As a percentage of net sales, cost of goods sold increased from 77.5% in 1994 to 78.1% in 1995. Manufacturing costs increased as a percentage of net sales in 1995 because of higher costs incurred on Mexican bank projects, and certain manufacturing cost overruns associated with new products sold to petroleum marketing customers.

    Selling, general and administrative expenses increased from $4.0 million in 1994 to $4.2 million in 1995, primarily as a result of an increased level of net sales. Selling, general and administrative expenses, as a percent of net sales, declined from 11.1% in 1994 to 10.0% in 1995.

    Interest expense, net, increased $.3 million from $.5 million in 1994 to $.8 million in 1995. The increase was primarily attributable to higher interest rates and increased debt levels associated with expanded working capital financing requirements.

    Federal income taxes increased from $1.1 million in 1994 to $1.2 million in 1995. This increase is due to higher income levels in 1995. Zimmerman's federal tax rate in 1994 and 1995 was 34%.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH YEAR ENDED DECEMBER 31, 1993

    Net sales for 1994 increased by $3.4 million, or 10.4%, from $33.0 million in 1993 to $36.4 million in 1994. The net sales increase resulted from higher sales to financial institutions, principally to a Mexican bank in connection with a reidentification project, and sales of ATM related signage.

    Cost of goods sold increased $2.1 millon, or 8.0%, from $26.1 million in 1993 to $28.2 million in 1994. Cost of goods sold as a percentage of net sales decreased from 79.2% in 1993 to 77.5% in 1994. This reduction in the cost of goods sold percentage was due in part to above average profit margins on new reidentification projects and lower factory overhead costs. The reduced factory overhead costs resulted from reduced workers compensation expense, more efficient utilization of manufacturing personnel, and an increase in capitalized factory overhead associated with a build up in inventories in 1994.

    Selling, general and administrative expenses increased 8.1% from $3.7 million to $4.0 million as a result of increased net sales. As a percentage of net sales, selling, general and administrative expenses declined from 11.3% of net sales in 1993 to 11.1% of net sales in 1994. This decline was caused primarily by a mix-driven decrease in sales commissions.

    Interest expense, net, increased $.1 million to $.4 million in 1994. This increase was due primarily to increased borrowings to finance higher levels of inventory, the payment of a $2.8 million dividend in 1994 and, to a lesser extent, higher interest rates.

    Federal income taxes increased from $.8 million in 1993 to $1.1 million in 1994. This increase is due to the higher income levels in 1994. Zimmerman's federal tax rate in 1993 and 1994 was 34%.

PRICING; VOLUME

    Zimmerman believes that increases in costs have generally been recovered by a combination of price and unit volume increases during each of the years presented. Price increases have been small over the past several years; however, changes in the cost of raw materials, which constitutes Zimmerman's largest cost element, have not materially impacted manufacturing costs over the periods presented.

LIQUIDITY; CAPITAL RESOURCES

    From 1992 to 1995 Zimmerman's net sales increased from $23.9 million to $41.7 million. During periods of sustained net sales growth, Zimmerman typically experiences increases in accounts receivable, inventories, trade payables and backlog. As a result of this net sales growth, Zimmerman has experienced increases in its operating working capital (defined as accounts receivable plus inventories, less accounts payable).

    During 1995, operating working capital increased $4.2 million to $14.4 million. Accounts receivable increased $1.6 million primarily because of increased net sales and slower payments from one customer. Inventories increased by $2.2 million, primarily as a result of an increase in net sales and, to a lesser extent, as a result of customers postponing projects from 1995 to 1996. Accounts payable declined by $.4 million due to slight reductions in accruals and payments to vendors. As a result, operating working capital increased by $4.2 million in 1995.

    During 1994, operating working capital increased $3.2 million to $10.2 million. Accounts receivable increased $2.7 million to $7.7 million and inventories increased $2.2 million to $10.5 million. Accounts receivable increased primarily because of increased net sales and slower payments by Zimmerman's customers in general. Inventories increased as a result of increased net sales and a large increase in the backlog of unshipped orders. Accounts payable increased by $1.7 million primarily due to increased purchases of raw materials. As a result, operating working capital increased in 1994 by $3.2 million.

    Zimmerman's backlog, which consists primarily of blanket purchase orders from customers for sign products which the customer has not yet released for shipment to retail locations, increased from $13.2 million at December 31, 1993 to $23.3 million at September 30, 1996.

Approximately 5% of backlog consists of orders for sign installation services, while most of the remainder consists of orders for manufactured products covered by blanket purchase orders for which the customer has not yet requested delivery. Between December 31, 1993 and September 30, 1996, approximately 55% of the growth in backlog was attributable to new customers, and approximately 45% of the growth was attributable to increased demand from existing customers.

    During 1995, Zimmerman's cash flows used in operations totaled $1.5 million. Zimmerman also utilized $.7 million of cash flow on capital expenditures. These cash flows were provided by $1.7 million in increased long-term debt, and a net reduction in cash of $.5 million.

    During 1994, cash flows provided by operations totaled $1.2 million. Zimmerman spent $1.0 million on capital items and borrowed $3.1 million in long-term debt. Zimmerman also paid a dividend to its shareholders of $2.8 million, resulting in a net increase in cash of $.5 million.

    Capital projects to reduce product costs, improve product quality, increase manufacturing efficiency and operating flexibility or expand production capacity resulted in expenditures of $.7 million in 1995, compared with $1.1 million in 1994. At December 31, 1995, there were no material commitments for capital expenditures. In 1996, $.8 million is expected to be spent on capital items, of which $.5 million has been expended during the first nine months. Zimmerman's budget for capital expenditures in 1997 is approximately $1.0 million. Capital expenditures related to environmental projects have not been significant in the past and are not expected to be significant in the foreseeable future.

    Zimmerman has not relied on IHC, in any material respect, for capital and Zimmerman's banking relationships and credit facilities (other than the ICC Guarantee) have been independent of those of IHC. Zimmerman has used a combination of secured revolving credit facilities and secured term loans to finance its working capital requirements and capital expenditures. Management believes that Zimmerman's remaining credit availability is sufficient to satisfy its existing operational requirements. See "Financing Agreements" and "Risk Factors--Leverage; Net Worth; Debt Restrictions."

LIQUIDITY AFTER DISTRIBUTION

    The Company maintains a $23.0 million credit facility under the Loan Agreement and borrowed $10.0 million under the Subordinated Credit Agreement. The borrowings under these agreements were used to finance the payment of the Special Dividend and provide working capital for Zimmerman's operations. Management believes that Zimmerman's remaining credit availability is sufficient to satisfy its existing operational requirements. See "Risk Factors--Leverage; Net Worth; Debt Restrictions."

    Management expects that Zimmerman's future cash flows will be sufficient to fund anticipated expenses and the scheduled debt service under its credit facilities (except for principal payments at the final maturities of the Revolving Credit Facility and the Subordinated Credit Agreement) and leave Zimmerman with satisfactory liquidity. These expectations are based on the assumptions that no material adverse change in market conditions or interest rates will occur and that Zimmerman continues to effectively manage its operating costs in relation to its sales levels. If otherwise, Zimmerman's liquidity could be adversely affected with the result that management would need to consider measures to conserve resources, such as curtailing normal capital spending or other actions as may be appropriate.

    Zimmerman anticipates that the final maturities of the Revolving Credit Facility and the Subordinated Debt will be repaid in part from the proceeds of additional public or private debt or equity offerings or from the refinancing of Zimmerman's indebtedness. Zimmerman intends to explore the possibility of obtaining equity from public or private financings promptly after the Distribution has been completed, but there can be no assurance that any such equity financing can be obtained on terms acceptable to Zimmerman. See "Risk Factors--Leverage; Net Worth; Debt Restrictions."

INFLATION

    During the periods presented, inflation had a relatively minor effect on Zimmerman's reported results of operations. In recent years, the U.S. rate of inflation has been relatively low. In addition, because Zimmerman's inventories are valued on a modified FIFO method, current inventory costs are matched against current sales so that increases in cost are reflected in earnings on a current basis.

                                       BUSINESS

GENERAL

    Zimmerman operates as a leading manufacturer of site identification products with a primary focus on serving large, national and regional retailers. From its plant locations in Texas, Zimmerman manufactures and sells a variety of signage products which range from large highway-located site identification signs to medium-sized brand and product identification signs and building fascia, signs on automatic teller machines, gasoline pump toppers, and other specialty items. Zimmerman also provides installation services. A majority of Zimmerman's revenue is derived from sales to customers in the petroleum marketing industry. Zimmerman also supplies customers in other industries of which the automotive, financial services, and food and lodging sectors are the most significant.

    Zimmerman's typical customer is a United States based retailer which operates at least several hundred branded locations; many customers have company-owned and/or independently-owned facilities numbering in the several thousands. In addition to new store openings, demand for Zimmerman's products and services is driven by same store maintenance, obsolescence, facilities upgrading, and brand expansion.

    Through the mid-1980s, Zimmerman served large national retailers requiring production quantity signage in a limited fashion, concentrating a significant portion of its manufacturing efforts and related design and services resources in support of the custom, one-at-a-time, sign market. Since that time, however, Zimmerman has focused primarily on the production quantity sign user, which places a premium on product design, engineering and production consistency. As a result of this transition, which entailed significant operational changes to marketing, production, staffing, and data information systems, Zimmerman has become a leading provider of site identification products and services on a national basis.

    Zimmerman's principal manufactured product is an exterior site and/or brand identification sign which is double-faced, pole-mounted, and interior illuminated. In addition, Zimmerman provides a full complement of related services, including graphics design, production engineering, expedited manufacturing and delivery, installation management and maintenance. While products and services are primarily provided in the United States, Zimmerman has, on occasion, produced for and managed international sign projects. Management of Zimmerman will continue to pursue opportunities in the international marketplace.

    Zimmerman is a Texas based company with corporate headquarters in Tyler, production facilities in Longview and Jacksonville, and a small office in Dallas. Zimmerman began business as a partnership in 1901, was incorporated in Texas in 1953, and has operated under its current name, Zimmerman Sign Company, since 1987.

    At September 30, 1996, Zimmerman employed 413 people, of which 315 were production employees covered under two separate collective bargaining agreements.

BUSINESS STRATEGY

    Zimmerman's primary objective has been to focus the marketing of its products and services on large, expanding retailing organizations which purchase significant quantities of site identification and/or product advertising displays on an annual basis. In general, each of Zimmerman's customers operates several hundred to several thousand retail outlets.

    By focusing on large retail organizations, Zimmerman has targeted a customer base which, in general, is well capitalized and places a premium on product design, engineering, and production consistency. Zimmerman's customers, whether seeking large or small unit quantities of a particular product, demand adherence to exacting materials, construction, graphics, and installation specifications. Zimmerman's management believes that few competitors provide the distortion screening capability and other processes necessary to satisfy these customer demands, and that the focus on and commitment to its target market customers has resulted in the establishment of a loyal customer base and expanded market share for Zimmerman in a growing market. Market growth has occurred through increased demand for production signage and related services.

    Zimmerman's target market retailing organizations have signage requirements driven by normal operations and, from time to time, special reidentification projects which often are caused by an acquisition, name change, or other nonrecurring event. Zimmerman reserves sufficient manufacturing capacity to satisfy the needs of its ongoing customer base and selectively participates in reidentification projects.

    Zimmerman intends to continue to pursue this business strategy through a combination of internal growth and selective acquisitions. Zimmerman remains committed to providing superior customer service, increasing sales to its existing customers, and diversifying its customer base.

INDUSTRY OVERVIEW

    The United States sign and related products industry is large and highly fragmented, consisting of over 4,000 participants. Management believes that, depending on the amount of point of purchase product display and point of purchase signage included, market size is in the $4.0 - $6.0 billion sales range per annum.

    Zimmerman's management believes that its target market, which consists of large national retailers requiring either long run or short run production quantity signage, generates sales of approximately $1.0 billion annually. In addition, Zimmerman pursues special re-identification projects driven by one-time corporate name changes; this business is often caused by an acquisition or consolidation, involves very short lead times, and requires high volume production sign applications.

    In the high unit volume production market, customers generally demand several hundred or more identical units annually. Zimmerman's target market retailing organizations also have custom production signage requirements which normally entail delivery of much lower quantities of a specific sign product over a given year, sometimes as low as five to ten units. Specifications governing graphics and engineering consistency are equally demanding in both the high unit volume production and the lower unit volume custom-production markets. Most of Zimmerman's customers have annual site identification requirements that span both market components.

COMPETITION

    In serving the above markets, Zimmerman frequently competes with (compared on the basis of estimated annual net sales) approximately four larger firms, two to three firms of about the same size and perhaps ten smaller firms. In general, these competitors and Zimmerman are the only domestic sign manufacturers that have the capacity or manufacturing applications to satisfy the structural or graphics consistency demanded by production quantity sign users. Zimmerman believes it has the ability and resources to compete effectively and expand in its markets. Zimmerman's competitors for the business of large, national and regional retailing organizations have estimated annual sales up to $140 million, and some of which have greater financial and manufacturing resources than Zimmerman. Zimmerman's principal competitors are Acme-Wiley Corporation, Collins Sign Company, Inc., Cummings Incorporated, Everbrite, Inc., Federal Sign Company, Milwaukee Sign Company, Inc., Mulholland-Harper Co., Plasti-Line, Inc. and Young Electric Sign Company. Management of Zimmerman believes that sales growth will result from a combination of market expansion, new customers and extension of product lines.

PRODUCTS AND SERVICES

    Zimmerman's products include exterior illuminated signs, which vary from high-rise site identification signs (100-250 square feet) to medium-sized, on-site identification signs (40-100 square feet), as well as specialty products such as building fascia, gasoline pump toppers and spandrels, and automatic teller machine signage. Zimmerman also produces steel poles for certain of its sign products. Typically, Zimmerman's products carry underlying warranties from paint, plastic and electrical component manufacturers together with a Zimmerman one-year warranty covering workmanship defects. Zimmerman has not experienced any material expense as a result of warranty claims.

    Zimmerman provides design, engineering, and prototype development services, as well as site surveys and installation management.

    Zimmerman carries product liability insurance. Zimmerman has not experienced any material product liability claims.

MARKETING; ADVERTISING

    Zimmerman sells its products and services to large national and regional retailers through its five person direct sales force. When appropriate, Zimmerman's design, engineering, and prototyping services are utilized to support sales and marketing efforts. Zimmerman believes that its customers purchase Zimmerman's products and services on the basis of competitive pricing, product quality, delivery schedules, and support service.

MANUFACTURING

    Zimmerman's manufacturing operations generally involve metal working, plastic face screening and molding, and electrical component installation and sign assembly. Primary processes include metal cutting, bending, and welding. Plastic face fabrication operations incorporate distortion screening of sign graphics and vacuum molding of prescreened sign faces. Electrical components are installed during sign assembly.

MATERIALS

    The principal materials utilized in Zimmerman's manufacturing operations are aluminum, plastic, steel, and electrical components. Most plastic and aluminum components are customer specific. As a result, the majority of Zimmerman's inventory purchases are made in conjunction with firm purchase orders from its customers.

RESEARCH AND DEVELOPMENT

    Sign advancements are made at each of Zimmerman's plants. Product development and improvement involves periodic experimental work with new paints, painting applications, plastics and composites, and electrical apparatuses. Typically, product advancements entailing more than engineering or structural improvements are made in a coordinated effort among the raw material producer, Zimmerman and the end user. Historically, amounts spent by Zimmerman on product development which have not been charged directly to the customer have been immaterial.

BACKLOG; CUSTOMERS

    As of September 30, 1996, Zimmerman's backlog of unshipped orders totaled $23.3 million compared to $24.4 million as of September 30, 1995. Customer commitments to order signs for shipment under blanket orders constitute a major component of Zimmerman's backlog. Generally, management anticipates all backlog will be shipped within twelve months. Zimmerman's customers typically place orders for very large dollar amounts; therefore, backlog statistics can change significantly within short periods to time. This fact, coupled with project scheduling changes, decreases the reliability of backlog as a business indicator.

    Zimmerman's customer base consists of large, integrated oil companies, independent gasoline marketing companies, independently-owned service stations or convenience stores, automotive companies, financial institutions, convenience store companies, and other large, product retailing and service organizations. Zimmerman's credit experience with its customers has been excellent. Since 1990, Zimmerman's annual bad debt expense has averaged .1% of sales and has not exceeded .4% of sales in any fiscal year. See "Risk Factors - Dependence on Principal Customers" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources."

SEASONALITY

    Seasonal influences tend to negatively impact Zimmerman's sales in the first and last quarter of the calendar year. Zimmerman ships its product nationally and adverse weather typically impedes outside sign installation in the first quarter. Adverse weather conditions and holidays often negatively impact fourth quarter shipments, particularly in the month of December. Normal seasonal trends in Zimmerman's business are frequently offset, however, by large, special projects involving corporate identification and/or brand name changes.

PROPERTIES

    The following table sets forth certain information with respect to Zimmerman's Texas properties.


LOCATION       FUNCTION                    SQUARE FEET     OWNED OR LEASED
--------       --------                    -----------     ---------------

Jacksonville   Sign manufacturing             102,000          Leased
               Pole manufacturing              10,000          Owned

Longview       Sign manufacturing              75,000          Owned

Tyler          Corporate Headquarters and      12,000          Leased
               Customer Service

Dallas         Sales and Administrative         1,000          Leased


    In order to meet anticipated increased demand, Zimmerman plans to increase its production capability, either through the expansion of its current facilities or the acquisition or leasing of new properties.

EMPLOYEES; LABOR RELATIONS

    Zimmerman employed 413 people as of September 30, 1996, of which 315 were covered under two separate collective bargaining agreements. Over the past year, Zimmerman's employment has ranged between a low of 380 and a high of 490.

    Zimmerman has not experienced a significant work stoppage since 1982; Zimmerman believes that its relationships with its work force and the labor unions that hourly plant employees have selected to represent them are good.

ENVIRONMENTAL MATTERS

    Compliance with Federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to the protection of the environment has not had, nor is it expected to have, a material effect upon Zimmerman's capital expenditures, earnings or competitive position.

LEGAL PROCEEDINGS

    Zimmerman is party to various legal proceedings, all of which are of an ordinary or routine nature incidental to the operations of Zimmerman. In the opinion of Zimmerman's management, such proceedings should not, individually or in the aggregate, have a material adverse effect on Zimmerman's liquidity, financial condition, or results of operations.

                                 MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth information relating to the executive officers and directors of Zimmerman as of the Distribution Date:

NAME                   AGE           POSITION
----                   ---           --------

David E. Anderson       52   Chairman and Director

Tom E. Boner            58   President, Treasurer and Director

Michael W. Coppinger    48   Vice President-Sales

John T. Griggs          39   Vice President-Manufacturing

Jeffrey P. Johnson      35   Vice President, Chief Financial Officer
                              and Secretary

Michael F. St. Onge     49   Vice President-Customer Services

Carl A. Goldman         62   Director

Steven B. Lapin         51   Director

Roy T. K. Thung         52   Director

    David E. Anderson has been Chairman of Zimmerman since November 1996 and a Director since 1982. Mr. Anderson was Chairman of Zimmerman Holdings, Inc. (formerly the immediate parent company of Zimmerman) for more than five years prior to November, 1996. From 1981 until 1986, he was Executive Vice President and a Director of IHC. Previously, Mr. Anderson was a Vice President of The Dyson-Kissner-Moran Corporation and a Vice President of Continental Illinois National Bank and Trust Company of Chicago.

    Tom E. Boner has been President, Treasurer and a Director of Zimmerman since 1984, having joined Zimmerman in 1981 as Director of Sales and Marketing. Mr. Boner has over 25 years of experience in the sign industry. From 1970 to 1975, he was in sales with American Sign and Indicator, and from 1976 until 1981, was with American Bank Equipment Company. Mr. Boner served as a Director of the International Sign Association from 1986 until 1995 and was Chairman thereof in 1993.

    Michael W. Coppinger has been Vice President of Sales of Zimmerman since 1987, having joined Zimmerman in 1982 as a Regional Sales Manager. From 1973 to 1981, he was with State Sign of Houston as a sales representative and was a Branch Manager for Bajon Sign of Corpus Christi from 1981 to 1982.

    John T. Griggs has been Vice President-Manufacturing of Zimmerman since 1987. Previously, he was a National Sales Manager for Tenncon, Inc. and held manufacturing and inventory management positions with Aladdin Industries.

    Jeffrey P. Johnson has been Vice President and Chief Financial Officer of Zimmerman since 1990 and will be Secretary of Zimmerman as of the Distribution Date. He joined Zimmerman in 1985 as Controller. Previously, Mr. Johnson was employed with Price Waterhouse. Mr. Johnson is a CPA and a member of the AICPA and the Texas Society of CPAs. He is a Director of the Texas Sign Manufacturers Association and a Director of the Southwest Sign Council of the International Sign Association.

    Michael F. St. Onge has been Vice President-Customer Services of Zimmerman since January 1996. Mr. St. Onge has had 18 years of sign industry experience. Mr. St. Onge was with Jim Pattison Sign Group's Pacific Northwest Region for more than five years prior to joining Zimmerman serving most recently as Executive Vice President and General Manager. He is a past Chairman of the International Sign Association.

    Carl A. Goldman is co-founder and has been President and Chief Executive Officer of Corporate Capital Consultants, Inc. since its inception in 1974. Prior thereto, he spent ten years in the investment banking department of three Wall Street firms and five years as Treasurer of The Franklin Corporation, a small business investment company. Mr. Goldman has been a consultant to Zimmerman and IHC since February 1996. Mr. Goldman will become a director of Zimmerman as of the Distribution Date.

    Steven B. Lapin has been a Director of Zimmerman since August 1992. He has been President and Chief Operating Officer of IHC since November 1993, and for more than two years prior thereto, was its Executive Vice President - Operations. Mr. Lapin has also been President and Chief Operating Officer of Geneve Corporation since October 1993, and for more than two years prior thereto, was Executive Vice President and Chief Operating Officer of Geneve Corporation. Mr. Lapin is also a director of IHC and Geneve Corporation.

    Roy T. K. Thung has been a Director of IHC since December 1990. He has also served as Executive Vice President and Chief Financial Officer of IHC since November 1993, and for more than two years prior thereto was Senior Vice President, Chief Financial Officer and Treasurer of IHC. Mr. Thung has also been Executive Vice President and Chief Financial Officer of Geneve Corporation since November 1993, and for more than two years prior thereto was Senior Vice President and Chief Financial Officer of Geneve Corporation. Mr. Thung will become a director of Zimmerman as of the Distribution Date.

BOARD OF DIRECTORS

    As of the Distribution Date, the Board of Directors will be composed of Messrs. Anderson, Boner, Goldman, Lapin, and Thung. Zimmerman's By-laws provide that the Board of Directors shall have no less than one and no more than seven members as determined from time to time by the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

    As of the Distribution Date, the committees of the Board of Directors will be an Executive Committee, an Audit Committee and a Compensation Committee.

    The Executive Committee has been provided with all powers and rights necessary to exercise the full authority of the Board of Directors in the management of the business and affairs of Zimmerman when necessary in between meetings of the Board of Directors. The members of the Executive Committee will be Messrs. Anderson, Boner, and Lapin.

    The Audit Committee is primarily concerned with the effectiveness of Zimmerman's accounting policies and practices, financial reporting, and internal controls. The Audit Committee is authorized to (i) make recommendations to the Board of Directors regarding the engagement of Zimmerman's independent accountants, (ii) review the plan, scope and results of the annual audit, the independent accountants' letter of comments and management's response thereto, and the scope of any non-audit services that may be performed by the independent accountants, (iii) manage Zimmerman's policies and procedures with respect to internal accounting and financial controls, and (iv) review any changes in accounting policy. The members of the Audit Committee will be Messrs. Goldman and Thung.

    The Compensation Committee is authorized and directed to (i) review and approve the compensation and benefits of the executive officers, (ii) preview and approve the annual compensation plans, (iii) review management organization and development, (iv) review and advise management regarding employee benefits, including bonuses, and other terms and conditions of employment, (v) administer Zimmerman's 1996 stock option plan (the "Stock Option Plan") and the granting of options thereunder, and (vi) review and recommend for the approval of the Board the compensation of directors. The members of the Compensation Committee will be Messrs. Anderson, Goldman and Lapin.

COMPENSATION PAID TO THE BOARD OF DIRECTORS

    Directors who are not employees of Zimmerman or affiliates of Zimmerman are paid an annual fee of $7,000, as well as $1,000 per Board meeting attended and $500 per committee meeting attended. Such directors are eligible to receive stock options to purchase shares of Zimmerman Common Stock under the Stock Option Plan. Directors who are employees of Zimmerman or employees of an affiliate of Zimmerman do not receive compensation for serving as a director; however, all directors are reimbursed for out-of-pocket expenses incurred in attending Board and committee meetings.

SUMMARY COMPENSATION TABLE

    The following table sets forth compensation paid by Zimmerman to its chief executive officer and the four next most highly compensated executive officers (the "Named Officers") for the years ended December 31, 1995, 1994, and 1993.

                                                                             Long Term Compensation
                                                                        ---------------------------------
                                        Annual Compensation                     Awards            Payouts
                                 -----------------------------------    -----------------------   -------
                                                        Other Annual    Restricted   Securities    LTIP       All Other
Name and Principal                                      Compensation      Stock      Underlying   Payouts   Compensation(2)
    Position              Year   Salary($)   Bonus($)        ($)        Awards ($)    Options       ($)          ($)
---------------------------------------------------------------------------------------------------------------------------
David E. Anderson         1995    188,000     52,441         --             --           --          --         3,120
 Chairman (1)             1994    182,000    118,000         --             --           --          --           744
                          1993    170,300     99,000         --             --           --          --           744

Tom E. Boner              1995    150,500     43,410         --             --           --          --         2,652
 President and Treasurer  1994    145,000     80,856         --             --           --          --           744
                          1993    136,500     77,875         --             --           --          --           744

Michael W. Coppinger      1995    100,000     25,033         --             --           --          --         2,020
 Vice President-Sales     1994     96,000     47,600         --             --           --          --           714
                          1993     92,686     53,691         --             --           --          --           690

John T. Griggs            1995    100,000     24,534         --             --           --          --         2,020
 Vice President-          1994     96,200     50,800         --             --           --          --           716
 Manufacturing            1993     92,164     52,666         --             --           --          --           686

Jeffrey P. Johnson        1995    100,000     25,033         --             --           --          --         2,020
 Vice President and       1994     95,000     47,600         --             --           --          --           707
 Chief Financial Officer  1993     86,693     46,032         --             --           --          --           645

    (1) Mr. Anderson's compensation includes amounts received from Zimmerman Holdings, Inc., Zimmerman's majority shareholder.
    (2) Dollar value of premiums paid for term life insurance and contributions made under Zimmerman's 401(k) savings plan instituted in 1995. All amounts for 1993 and 1994 represent term life insurance premiums. The amount for 1995 term life insurance for all executive officers was $744; the balance of 1995 All Other Compensation for each executive officer represents 401(k) contributions.

EMPLOYMENT AGREEMENTS

    Mr. Anderson has entered into an amendment and restatement of his existing employment agreement with Zimmerman for a term of four years commencing January 1, 1997 which, at the end of each year, is automatically renewable such that the agreement has a continuous four-year term unless earlier terminated. Pursuant to such agreement, Mr. Anderson's annual base salary is not less than $125,000, as fixed by Zimmerman's Board of Directors from time to time. Mr. Anderson is eligible also for a bonus of up to 60% of his base salary, the amount of such bonus earned to be based upon quantitative and qualitative benchmarks. Under certain circumstances prior to December 31, 1999, including a change of control of Zimmerman, or the termination of Mr. Anderson's employment without cause, by death or by disability, Mr. Anderson is entitled to a severance payment in the amount of four years then-base salary plus the maximum earnable bonus. If such events occur after December 31, 1999, Mr. Anderson is entitled to a severance payment in the amount of three years' then-base salary plus three times the greater of 50% of the maximum earnable bonus and the most recent bonus earned.

    Mr. Boner has entered into an amendment and restatement of his existing employment agreement with Zimmerman for a term of three years commencing January 1, 1997 providing for an annual base salary of not less than $155,000, as fixed by Zimmerman's Board of Directors from time to time. In addition to his annual base salary under the employment agreement, Mr. Boner will receive supplemental salary payments of $45,000 for each of 1997 and 1998. Additionally, Mr. Boner is eligible to receive a bonus of up to 60% of his base salary (exclusive of the supplemental salary payments), the amount of such bonus earned to be based upon quantitative and qualitative benchmarks. Under certain circumstances, including the termination of Mr. Boner's employment after a change of control, termination without cause, death or disability, Mr. Boner is entitled to a severance payment equal to three years' then-base salary (exclusive of the supplemental salary payments) and maximum earnable bonus.

    Each of Messrs. Coppinger, Johnson and Griggs has entered into an amendment and restatement of his existing employment agreement with Zimmerman for a term of two years commencing January 1, 1997 providing for an annual base salary of not less than $104,000, as fixed by Zimmerman's Board of Directors from time to time. In addition to the annual base salary under his employment agreement, each of these individuals will receive a supplemental salary payment for each of 1997 and 1998 of $17,000, $11,500, and $11,500, respectively. Additionally, each of these officers is eligible to receive a bonus of up to 50% of his base salary, the amount of such bonus earned to be based upon quantitative and qualitative benchmarks. Under certain circumstances, including the termination of such officers' employment after a change of control, termination without cause, death or disability, such officer is entitled to a severance payment equal to two year's then-base salary (exclusive of the supplemental salary payments) and maximum earnable bonus.

STOCK OPTION PLAN

    In November 1996, Zimmerman's Board of Directors adopted, and its shareholders approved, the Stock Option Plan. The purpose of the Stock Option Plan is to provide employees, officers and directors with additional incentives by increasing their proprietary interest in Zimmerman. The aggregate number of shares of Zimmerman Common Stock with respect to which options may be granted may not exceed 185,000 shares.

    The Stock Option Plan provides for the grant of incentive stock options ("ISOs") as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options (collectively "Awards"). The Stock Option Plan is administered by the Compensation Committee. The Compensation Committee has, subject to the terms of the Stock Option Plan, the sole authority to grant Awards under the Stock Option Plan, to construe and interpret the Stock Option Plan and to make all other determinations and take any and all actions necessary or advisable for the administration of the Stock Option Plan.

    All of Zimmerman's full-time, salaried employees, members of the Board of Directors and advisors to Zimmerman are eligible to receive Awards under the Stock Option Plan. Options will be exercisable during the period specified in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule to be designated by the Compensation Committee. The provisions of option agreements may provide for the acceleration of the exercisability in the event of certain events including certain reorganizations and changes in control of Zimmerman. No option will remain exercisable later than ten years after the date of grant. The exercise prices for ISO's granted under the Stock Option Plan may be no less than the fair market value of the Zimmerman Common Stock on the date of grant. The exercise prices of nonqualified stock options are set by the Compensation Committee.

    There are no federal income tax consequences upon the grant of an option under the Stock Option Plan. Upon exercise of a nonqualified option, the optionee generally will recognize ordinary income in the amount equal to the difference between the fair market value of the option shares at the time of exercise and the exercise price, and Zimmerman is generally entitled to a corresponding tax deduction. When an optionee sells shares issued upon the exercise of a non-qualified stock option, the optionee realizes short-term or long-term capital gain or loss, depending on the length of the holding period, but Zimmerman is not entitled to any tax deduction in connection with such sale.

    An optionee will not be subject to federal income taxation upon the exercise of ISO's granted under the Stock Option Plan, and Zimmerman will not be entitled to a federal income tax deduction by reason of such exercise. A sale of shares of Zimmerman Common Stock acquired upon exercise of an ISO that does not occur within one year after the exercise or within two years after the grant of the option generally will result in the recognition of long-term capital gain or loss by the optionee in the amount of the difference between the amount realized on the sale and the exercise price, and Zimmerman is not entitled to any tax deduction in connection therewith. If a sale of the option or within two years from the date of the option grant (a "disqualifying disposition"), the optionee generally will recognize ordinary income equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise of the options over the exercise price or (ii) the excess of the amount realized on the sale of the shares over the exercise price. Any amount realized on a disqualifying disposition in excess of the amount treated as ordinary income will be long-term or short-term capital gain, depending upon the length of time the shares were held. Zimmerman generally will be entitled to a tax deduction on a disqualifying disposition corresponding to the ordinary income recognized by the optionee.

    No options have been granted under the Stock Option Plan. Zimmerman has agreed to grant, as of the Distribution Date, options under the Stock Option Plan to purchase 38,639 shares, 7,728 shares, 15,456 shares and 15,456 shares to Messrs. Boner, Griggs, Johnson and Coppinger, respectively.

401(K) SAVINGS PLAN

    Zimmerman has a defined contribution savings plan (the "Savings Plan") covering all full-time employees who have at least one year of service and who are not members of a collective bargaining unit. Messrs. Anderson, Boner and Johnson are the Savings Plan trustees. Participants in the Savings Plan may make salary-reduction contributions pursuant to Section 401(k) of the Code. Zimmerman makes matching contributions to each participant's account

(not to exceed 50% of a participant's contribution), up to a maximum of 3% of a participant's monthly compensation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      Zimmerman has paid Mr. Goldman $37,000 for consulting services performed through September 1996. No other directors have interlocking or other relationships with other boards or Zimmerman that require disclosure under Item 402(j) or Item 404 of SEC Regulation S-K.


BOARD OF DIRECTORS REPORT ON EXECUTIVE COMPENSATION

    Prior to the Distribution Date, Zimmerman will not have had a Compensation Committee, and executive compensation has been set by the Board of Directors. Under the guidance of the Board, compensation policies have been designed which align executive compensation to performance in areas key to Zimmerman's long-term success. Zimmerman's compensation objective is to maximize shareholder value by attracting, rewarding, and retaining highly qualified and productive individuals and by motivating executives and key employees toward achieving Zimmerman's strategic goals and plans. The key components of Zimmerman's executive compensation are base salary and annual incentive awards.

    The Board annually reviews and establishes base salaries, which are at levels that the Board believes are competitive with industry and regional pay practices and economic conditions. In determining appropriate salary levels, the Board considers criteria including the individual's level and scope of responsibility and performance contributions, as well as internal and market comparisons. Zimmerman awards annual cash incentive bonuses to reward executive officers and other key employees based upon individual performance and the achievement of specific financial and operational goals determined for the year.

    In regard to Mr. Anderson, in 1995, he participated in Zimmerman's profit incentive plan under which he was entitled to earn a cash incentive bonus of up to 60% of base salary. The plan had an escalating schedule under which profit incentive awards were linked to year-to-year improvement in Zimmerman's pre-tax income. Through this mechanism, approximately two-thirds of Mr. Anderson's achievable bonus in 1995 was directly tied to profit improvement. The remaining one-third of Mr. Anderson's maximum earnable bonus was based upon the completion of other specific corporate objectives established for such year.

    Messrs. Boner, Coppinger, Griggs and Johnson also participate in Zimmerman's profit incentive plan. As in the case of Mr. Anderson, the bonus awards listed in the Summary Compensation Table reflect cash incentive awards under such plan.

    Under the Stock Option Plan, Zimmerman's executive officers will be eligible to receive stock option grants at the discretion of the Compensation Committee.


David E. Anderson                Tom E. Boner               Steven B. Lapin

                    OWNERSHIP OF ZIMMERMAN COMMON STOCK

    The following table sets forth certain information with respect to the anticipated beneficial ownership of Zimmerman Common Stock as of the Distribution Date, based upon the record and beneficial ownership of IHC Common Stock as of the Record Date by (i) all persons known to Zimmerman who will become the beneficial owner of 5% or more of Zimmerman Common Stock, (ii) each director of Zimmerman, (iii) each of the Named Officers of Zimmerman and (iv) all Zimmerman executive officers and directors as a group. Except as otherwise indicated, to the knowledge of Zimmerman, the persons identified below will have sole voting power and sole investment power with respect to the shares to be beneficially owned.

NAME AND ADDRESS OF               NUMBER OF SHARES TO BE
BENEFICIAL OWNER                    BENEFICIALLY OWNED               PERCENT
-------------------               -----------------------            -------

Geneve Holdings, Inc.(1)                 818,579                      44.14%
 96 Cummings Point Road
 Stamford, Connecticut 06902

David E. Anderson                        252,423                       13.61
 8350 North Central Expressway
 Suite 600
 Dallas, Texas 75206

Tom E. Boner                              61,823                        3.33
 9846 Hwy. 31 East
 Tyler, Texas 75705

Michael W. Coppinger                      23,183                        1.25
 9846 Hwy. 31 East
 Tyler, Texas 75705

John T. Griggs                            15,455                           *
 9846 Hwy. 31 East
 Tyler, Texas 75705

Jeffrey P. Johnson                        15,455                           *
 9846 Hwy. 31 East
 Tyler, Texas 75705

Carl A. Goldman                                0                           -
 1185 Avenue of the Americas
 New York, New York 10036

Steven B. Lapin                              100                           *
 96 Cummings Point Road
 Stamford, Connecticut 06902

Roy T.K. Thung                               250                           *
 96 Cummings Point Road
 Stamford, Connecticut 06902

All directors and executive
 officers as a group (9 persons)         368,689                       19.88

* Represents less than 1%

    (1) Based upon information available to Zimmerman, a group consisting of Geneve Holdings, Inc. ("GHI") and its subsidiaries is the beneficial owner of 4,092,906 shares of IHC Common Stock and, as at the Distribution Date, will become the beneficial owner of 818,579 shares of Zimmerman Common Stock. By virtue of his ownership of capital stock of GHI, Mr. Edward Netter, Chairman of GHI, may be deemed to be the controlling person thereof. Mr. Netter disclaims beneficial ownership as to the shares of Zimmerman Common Stock owned by GHI and its subsidiaries.

                            CERTAIN AGREEMENTS

DISTRIBUTION AGREEMENT

    IHC and Zimmerman have entered into the Distribution Agreement, providing for, among other things, the principal corporate transactions required to effect the Distribution, the conditions to the Distribution, the allocation between IHC and Zimmerman of certain liabilities and certain other agreements governing the relationship between IHC and Zimmerman.

    Subject to certain exceptions, Zimmerman has agreed to indemnify IHC and its subsidiaries against (i) any liabilities and obligations arising out of the failure by Zimmerman to perform its obligations under the Distribution Agreement, (ii) all claims and liabilities arising out of the conduct or operation of the business of Zimmerman or the ownership or use of assets in connection therewith, whether arising before, on or after the Distribution Date, (iii) any liabilities arising in connection with the Registration Statement filed by Zimmerman, (iv) any liabilities referenced in the financial statements of Zimmerman, and (v) any liability arising out of or related to any act or omission of Zimmerman causing or resulting in certain of the representations, covenants or other agreements contained in the Ruling Letter to be untrue. IHC has agreed to indemnify Zimmerman and its subsidiaries against (a) any liabilities and obligations arising out of the failure by IHC to perform its obligations under the Distribution Agreement,
(b) all liabilities of IHC and its subsidiaries (other than Zimmerman), whether arising before, on or after the Distribution Date, and (c) taxes attributable to the Distribution, including taxes attributable to the failure of the Distribution to qualify as a tax-free distribution, other than those for which Zimmerman indemnifies IHC. The Distribution Agreement also includes procedures for notice and payment of indemnification claims, and provides that the indemnifying party may assume the defense of a claim or suit brought by a third party.

    The Distribution Agreement requires that all intercompany receivables and payables between IHC and Zimmerman be paid in full as of the Distribution Date; provided, that Zimmerman's fee payable to ICC of $475,000, in consideration of the ICC Guarantee will be outstanding as of the Distribution Date.

    The Distribution Agreement provides that, except as otherwise specifically noted therein, all costs and expenses incurred in connection with the preparation, execution, delivery and implementation of the Distribution Agreement and with the consummation of the transactions contemplated thereby (including transfer taxes and the fees and expenses of all counsel, accountants and financial and other advisors) shall be paid by the party incurring such cost or expense. Notwithstanding the foregoing, Zimmerman shall be obligated to pay the legal, filing, accounting, printing and other accountable and out-of-pocket expenditures in connection with the preparation, printing and filing of the Registration Statement.

    The Distribution Agreement further provides that consummation of the Distribution is subject to certain conditions precedent including (i) receipt of all required regulatory approvals, (ii) the Registration Statement becoming effective under the Exchange Act, (iii) the approval of the Distribution by the IHC Board of Directors not having been abandoned, deferred or modified prior to the Record Date, (iv) Zimmerman obtaining insurance providing similar coverage to the insurance in place prior to the Distribution Date, (v) no material adverse change in the financial condition of either IHC or Zimmerman prior to the Distribution Date, and (vi) no material adverse change in market conditions prior to the Distribution Date. Notwithstanding the foregoing, consummation of the Distribution is at the sole discretion of IHC.

REGISTRATION RIGHTS AGREEMENT

    In connection with the Distribution, Zimmerman has entered into a registration rights agreement (the "Registration Rights Agreement") for the benefit of Geneve. Immediately following the Distribution, approximately 818,579 outstanding shares of Zimmerman Common Stock are expected to constitute registrable Zimmerman Common Stock under the Registration Rights Agreement.

    The terms of the Registration Rights Agreement generally provide that, under certain circumstances, Geneve will be entitled at any time, but not more than twice during any twelve month period, to request that Zimmerman register Geneve's shares of Zimmerman Common Stock under the Securities Act (a "Demand Registration"), provided that no such request may be made prior to six months, or after seven years, from the Distribution Date. The Registration Rights Agreement provides that Zimmerman will keep effective for 90 days after the date on which such registration statement is declared effective, or such shorter period terminating when all of the registrable Zimmerman Common Stock has been sold, any registration statement filed as a Demand Registration.

    The Registration Rights Agreement also provides that Geneve is entitled to request that its shares of Zimmerman Common Stock be included in any underwritten offering by Zimmerman, subject to certain customary limitations, provided that no such request may be made prior to six months, or after seven years, from the Distribution Date. The Registration Rights Agreement also contains customary provisions regarding indemnification and contribution and the furnishing of information by Geneve for inclusion in the prospectus relating to an underwritten offering in which it is participating.

                            CERTAIN TRANSACTIONS

    In November 1996, Zimmerman declared a Special Dividend of $19.7 million; of such amount, $18.5 million was paid to ICC, $.2 million was paid, in the aggregate, to Messrs. Boner, Coppinger, Griggs and Johnson, and the $1.0 million represents the Deferred Dividend obligation to Zimmerman's senior management shareholders. The Deferred Dividend will be paid upon the earlier to occur of the repayment in full of the Subordinated Debt or the elimination of the ICC Guarantee. No dividends may be paid on Zimmerman Common Stock until payment in full of the Deferred Dividend.

    In November 1996, Zimmerman paid Messrs. Boner, Coppinger, Griggs and Johnson an aggregate of $.7 million in consideration of the termination of all of their options to acquire Zimmerman Common Stock (which totalled 3.75% of the then-outstanding shares of Zimmerman Common Stock on a fully diluted basis). In addition, in November 1996, Messrs. Boner, Coppinger, Griggs and Johnson repaid in full loans outstanding to Zimmerman aggregating $.4 million.

    In connection with refinancing its indebtedness, Zimmerman incurred a fee of $475,000 payable to ICC in consideration of the ICC Guarantee. In addition, Zimmerman paid a one-time fee of $350,000 to Mr. Anderson in consideration of services performed in connection with such refinancing.

                        DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of Zimmerman consists of 15,000,000 shares of Zimmerman Common Stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The following statements relating to the capital stock of Zimmerman are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the Bylaws of Zimmerman, copies of which are filed as exhibits to the Registration Statement of which this Information Statement is a part.

COMMON STOCK

    Holders of Zimmerman Common Stock will be entitled to one vote per share with respect to all matters required by law to be submitted to holders of Zimmerman Common Stock. Zimmerman Common Stock will not have cumulative voting rights.

    Subject to the prior rights of holders of Preferred Stock, if any, holders of Zimmerman Common Stock will be entitled to receive such dividends as may be lawfully declared by the Board of Directors of Zimmerman. Upon any dissolution, liquidation or winding up of Zimmerman, whether voluntary or involuntary, holders of Zimmerman Common Stock are entitled to share ratably in all assets remaining after the liquidation payments have been made on all outstanding shares of Preferred Stock, if any.

    Shares of Zimmerman Common Stock distributed as part of the Distribution will be fully paid and nonassessable. Zimmerman Common Stock will not have any preemptive, subscription or conversion rights. Additional shares of Zimmerman Common Stock may be issued without shareholder approval, other than such approval as may be required by applicable stock exchange or other applicable rules. The transfer agent and registrar for the Zimmerman Common Stock is Fleet National Bank.

PREFERRED STOCK

    Zimmerman is authorized to issue up to 2,000,000 shares of Preferred Stock without further shareholder approval (except as may be required by applicable law or stock exchange or other applicable rules). The shares of Preferred Stock may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors. Among the specific matters that may be determined by the Board of Directors are dividend rights, if any, redemption rights, if any, the terms of a sinking or purchase fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of Zimmerman, conversion rights, if any, and voting powers, if any.

    Although Zimmerman has no current plans to issue Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would provide a required percentage vote of the shareholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of Zimmerman Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the shareholders of Zimmerman, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange or other applicable rules.

LIMITATIONS ON DIRECTOR LIABILITY

    Zimmerman's Articles of Incorporation provide that, to the fullest extent permitted by Texas law, no director shall be liable to Zimmerman or its shareholders for monetary damages for breach of fiduciary duty as a director. By virtue of these provisions, a director of Zimmerman is not personally liable for monetary damages for a breach of such director's fiduciary duty except for liability for (i) breach of the duty of loyalty to Zimmerman or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any transaction from which such director receives an improper personal benefit and (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. In addition, Zimmerman's Articles of Incorporation provide that if the Texas Business Corporation Act ("TBCA") is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the TBCA, as amended. In addition, such Articles provide that Zimmerman will indemnify, to the fullest extent permissible, persons named or threatened to be named in a proceeding resulting from their status as a director of Zimmerman.

                           AVAILABLE INFORMATION

    Zimmerman has filed with the Securities and Exchange Commission a Registration Statement under the Exchange Act with respect to Zimmerman Common Stock. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Information Statement as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    The Registration Statement, together with any exhibits or amendments thereto, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549 and at the following regional offices of the
Commission: 7 World Trade Center (13th floor), New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of all such materials or any part thereof may be obtained from the Public Reference Section of the Commission at 450 5th Street, N.W., Washington, D.C. 20549 upon payment of the fees described by the Commission.

                       INDEX TO FINANCIAL STATEMENTS


                           ZIMMERMAN SIGN COMPANY
                 (a subsidiary of Zimmerman Holdings, Inc.)

                       Index to Financial Statements


                                                                         Page
                                                                         ----
Independent Auditors' Report...........................................   F-2

Financial Statements:
  Balance Sheets as of December 31, 1994 and 1995 and  September 30,
   1996 (unaudited)....................................................   F-3
  Statements of Operations and Retained Earnings for the years ended
   December 31, 1993, 1994 and 1995 and for the nine months ended
   September 30, 1995 and 1996 (unaudited).............................   F-4
  Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996
   (unaudited).........................................................   F-5
  Notes to Financial Statements........................................   F-6

Financial Statement Schedule - Valuation and Qualifying Accounts.......  F-14

When the stock split of Common Stock described in note 13 in the accompanying financial statements has been consummated, we will be in a position to render the following report.

                        INDEPENDENT AUDITORS' REPORT


The Board of Directors
Zimmerman Sign Company:


We have audited the financial statements of Zimmerman Sign Company (a subsidiary of Zimmerman Holdings, Inc.) as listed in the accompanying index. In connection with our audits of the financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zimmerman Sign Company as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.




Dallas, Texas
February 2, 1996, except as to note 13,
 which is as of November ___, 1996

                           ZIMMERMAN SIGN COMPANY
                 (a subsidiary of Zimmerman Holdings, Inc.)

                               Balance Sheets


                                      DECEMBER 31            SEPTEMBER 30, 1996
                                ------------------------   -----------------------
       ASSETS (NOTE 4)                                                  PRO FORMA
                                   1994         1995       HISTORICAL   (NOTE 14)
                                -----------   ----------   ----------   ----------
                                                                (UNAUDITED)
Current assets:
  Cash                          $   600,887      107,756       62,410       62,410
  Accounts receivable, net
   of allowance for doubtful
   accounts of $150,000 in
   1994 $100,288 in 1995
   and $118,414 in 1996           7,726,823    9,283,962    9,163,635    9,163,635
  Inventories (note 2)           10,497,007   12,658,987   14,976,876   14,976,876
  Prepaids and other current
   assets                           150,344      282,228      325,789      325,789
  Receivable from parent
   company                           48,374       74,925            -            -
  Notes and accrued interest
   receivable (note 10)             389,967      400,313      398,261      398,261
                                -----------   ----------   ----------   ----------
    Total current assets         19,413,402   22,808,171   24,926,971   24,926,971

Property, plant and
 equipment, net (note 3)          2,810,620    3,068,611    3,252,764    3,252,764
Other assets                         63,186       80,313       34,810       34,810
                                -----------   ----------   ----------   ----------
                                $22,287,208   25,957,095   28,214,545   28,214,545
                                -----------   ----------   ----------   ----------
                                -----------   ----------   ----------   ----------
LIABILITIES AND STOCKHOLDERS'
     EQUITY (DEFICIT)

Current liabilities:
  Current installments of
   long-term debt (note 4)      $   150,750      266,750      198,750    1,368,750
  Accounts payable                5,111,849    5,792,971    5,123,857    5,123,857
  Accrued expenses                1,408,553    1,191,888      995,101      995,101
  Payable to parent company               -            -      692,505      692,505
  Dividend payable                        -            -            -    1,000,000
  Customer deposits               1,457,538      587,101      858,569      858,569
                                -----------   ----------   ----------   ----------
    Total current liabilities     8,128,690    7,838,710    7,868,782   10,038,782
                                -----------   ----------   ----------   ----------
Long-term debt, excluding
 current installments
 (note 4)                         7,838,938    9,422,188    9,865,125   27,396,125
                                -----------   ----------   ----------   ----------

Stockholders' equity (deficit)
 (notes 5, 6 and 13):
  Preferred stock, $.01 par
   value. Authorized
   2,000,000 shares; none
   issued                                 -            -            -            -
  Common stock, $.01 par
   value.  Authorized
   15,000,000 shares; issued
   and outstanding 1,854,688
   shares                            18,547       18,547       18,547       18,547
  Additional paid-in capital        441,128      441,128      441,128      441,128
  Retained earnings
   (accumulated deficit)          5,859,905    8,236,522   10,020,963   (9,680,037)
                                -----------   ----------   ----------   ----------
    Total stockholders'
     equity (deficit)             6,319,580    8,696,197   10,480,638   (9,220,362)
Commitments (note 7)
                                -----------   ----------   ----------   ----------
                                $22,287,208   25,957,095   28,214,545   28,214,545
                                -----------   ----------   ----------   ----------
                                -----------   ----------   ----------   ----------


See accompanying notes to financial statements.

                           ZIMMERMAN SIGN COMPANY
                 (a subsidiary of Zimmerman Holdings, Inc.)

               Statements of Operations and Retained Earnings

                                                                              NINE MONTHS
                                        YEAR ENDED DECEMBER 31              ENDED SEPTEMBER 30
                                 -------------------------------------   -----------------------
                                    1993          1994         1995         1995         1996
                                 -----------   ----------   ----------   ----------   ----------
                                                                                      (UNAUDITED)
Net sales (note 11)              $33,000,603   36,426,651   41,666,570   30,296,421   30,449,010
Cost of goods sold                26,143,346   28,226,620   32,529,430   23,454,725   23,466,296
                                 -----------   ----------   ----------   ----------   ----------
  Gross profit                     6,857,257    8,200,031    9,137,140    6,841,696    6,982,714
Selling, general and
 administrative expenses           3,720,762    4,023,721    4,154,690    3,156,173    3,283,037
Management fees (note 10)            600,000      600,000      600,000      450,000      450,000
Interest expense, net                290,861      433,482      781,516      584,482      545,978
                                 -----------   ----------   ----------   ----------   ----------
  Income before federal
   income taxes                    2,245,634    3,142,828    3,600,934    2,651,041    2,703,699
Federal income taxes (note 8)        768,072    1,068,595    1,224,317      901,354      919,258
                                 -----------   ----------   ----------   ----------   ----------
  Net income                       1,477,562    2,074,233    2,376,617    1,749,687    1,784,441

Retained earnings at beginning
 of period                         5,158,110    6,635,672    5,859,905    5,859,905    8,236,522
Dividends paid                             -   (2,850,000)           -            -            -
                                 -----------   ----------   ----------   ----------   ----------
Retained earnings at end
 of period                       $ 6,635,672    5,859,905    8,236,522    7,609,592   10,020,963
                                 -----------   ----------   ----------   ----------   ----------
                                 -----------   ----------   ----------   ----------   ----------
Net income per share (note 13)   $       .80         1.12         1.28          .94          .96
                                 -----------   ----------   ----------   ----------   ----------
                                 -----------   ----------   ----------   ----------   ----------

See accompanying notes to financial statements.

                           ZIMMERMAN SIGN COMPANY
                 (a subsidiary of Zimmerman Holdings, Inc.)

                          Statements of Cash Flows

                                                                              NINE MONTHS
                                        YEAR ENDED DECEMBER 31              ENDED SEPTEMBER 30
                                 -------------------------------------   -----------------------
                                    1993          1994         1995         1995         1996
                                 -----------   ----------   ----------   ----------   ----------
                                                                 (UNAUDITED)
Cash flows from operating
 activities:
  Net income                     $ 1,477,562    2,074,233    2,376,617    1,749,687    1,784,441
  Adjustments to reconcile
   net income to net cash
   provided by (used in)
   operating activities:
    Depreciation and
     amortization                    358,636      349,835      435,590      322,268      364,643
    (Decrease) increase in
     provision for losses on
     accounts receivable              95,000        5,000      (49,712)      (9,639)      18,126
    Changes in operating assets
     and liabilities:
      Accounts receivable         (1,260,678)  (2,705,219)  (1,507,427)  (2,788,825)     102,201
      Inventories                 (2,085,500)  (2,159,587)  (2,161,980)  (2,033,319)  (2,317,889)
      Prepaids and other
       current assets                188,508      210,131     (131,884)     (82,061)     (43,561)
      Receivable from/payable
       to parent company          (1,451,235)   1,557,947      (26,551)     438,877      767,430
      Accrued interest
       receivable                          -      (14,967)     (10,346)     (19,013)       2,052
      Other assets                   (47,330)      12,394      (17,127)     (63,590)      45,503
      Customer deposits              586,902      456,366     (870,437)     812,922      271,468
      Accounts payable and
       accrued expenses            1,729,781    1,385,655      464,457      180,161     (865,901)
                                 -----------   ----------   ----------   ----------   ----------
        Net cash provided by
         (used in) operating
         activities                 (408,354)   1,171,788   (1,498,800)  (1,492,532)     128,513
                                 -----------   ----------   ----------   ----------   ----------
Cash flows from investing
 activities:
  Purchases of property, plant
   and equipment                    (304,798)  (1,083,269)    (693,581)    (448,659)    (548,796)
  Proceeds from notes receivable           -      125,000            -            -            -
                                 -----------   ----------   ----------   ----------   ----------
        Net cash used in
         investing activities       (304,798)    (958,269)    (693,581)    (448,659)    (548,796)
                                 -----------   ----------   ----------   ----------   ----------
Cash flows from financing
 activities:
  Dividends paid                           -   (2,850,000)           -            -            -
  Proceeds from revolving line
   of credit                         875,000    2,275,000    2,200,000    6,450,000    5,125,000
  Proceeds from subordinated debt          -    1,000,000            -            -            -
  Proceeds from long-term debt             -            -      750,000      649,625            -
  Principal payments on
   long-term debt                   (150,750)    (150,750)  (1,250,750)  (5,700,188)  (4,750,063)
                                 -----------   ----------   ----------   ----------   ----------
        Net cash provided by
         financing activities        724,250      274,250    1,699,250    1,399,437      374,937
                                 -----------   ----------   ----------   ----------   ----------
Net increase (decrease) in cash       11,098      487,769     (493,131)    (541,754)     (45,346)
Cash at beginning of period          102,020      113,118      600,887      600,887      107,756
                                 -----------   ----------   ----------   ----------   ----------
Cash at end of period            $   113,118      600,887      107,756       59,133       62,410
                                 -----------   ----------   ----------   ----------   ----------
                                 -----------   ----------   ----------   ----------   ----------

See accompanying notes to financial statements

                                ZIMMERMAN SIGN COMPANY
                      (a subsidiary of Zimmerman Holdings, Inc.)

                            Notes to Financial Statements

                              December 31, 1994 and 1995


(1) GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a)  GENERAL INFORMATION

         Zimmerman Sign Company (the Company), a subsidiary of Zimmerman Holdings, Inc. (Holdings), is a manufacturer of commercial exterior signs with its operations located in east Texas. Holdings is a subsidiary of Independence Holding Company (IHC). The Company's customers, consisting primarily of petroleum retailers, automotive retailers and food and lodging establishments, are located primarily in the United States and Mexico.

    (b)  INVENTORIES

         Inventories are recorded at the lower of cost (first-in, first-out) or market (net realizable value).

    (c)  PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are stated at cost. Improvements are capitalized while repair and maintenance costs are charged to operations as incurred.

         Property, plant and equipment are depreciated and amortized using the straight-line method over the following estimated useful lives of the respective assets or lease terms, if shorter:



                                                   Estimated life
                                                     (in years)
                                                     ----------

               Building                                     25
               Manufacturing equipment                  5 -  8
               Transportation equipment                 3 -  7
               Leasehold improvements                   5 - 15
               Office furniture and equipment           3 -  8


    (d)  OTHER ASSETS

         Other assets are recorded at cost and consist primarily of deposits.

    (e)  REVENUE RECOGNITION

         Revenue is recognized upon the shipment of product unless installation is required, at which time revenue is recognized when the installation is complete. Sales returns and allowances have not been significant.

    (f)  INCOME TAXES

         The Company is included in the consolidated federal income tax return filed by IHC. Under a tax-sharing agreement with Holdings, the Company is required to pay to Holdings total income taxes computed for financial reporting purposes as determined as if the Company filed a separate income tax return.

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (g)  STATEMENTS OF CASH FLOWS

         The Company paid $314,592, $458,341 and $730,958 for interest in 1993, 1994 and 1995, respectively. Additionally, the Company paid $768,072, $1,068,595 and $1,224,317 for income taxes to Holdings in 1993, 1994 and 1995, respectively.

    (h)  USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (i)  NET INCOME PER SHARE

         Net income per share is based on the weighted average number of shares outstanding during each period presented after giving effect to the common stock split described in note 13.

    (j)  RECLASSIFICATIONS

         Certain 1993, 1994 and 1995 amounts have been reclassified to conform with the 1996 presentation.

    (k)  INTERIM FINANCIAL STATEMENTS

         The interim financial statements as of September 30, 1996, and for the nine months ended September 30, 1995 and 1996, are unaudited, but reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present a fair presentation of financial position and results of operations for the interim periods.

(2) INVENTORIES

    A summary of inventories follows:


                                            December 31
                                   ---------------------------
                                        1994           1995
                                        ----           ----

         Raw materials             $  4,558,175      5,375,196
         Work in process              4,077,627      5,609,708
         Finished goods               1,861,205      1,674,083
                                   ------------     ----------
                                   $ 10,497,007     12,658,987
                                   ------------     ----------
                                   ------------     ----------

(3) PROPERTY, PLANT AND EQUIPMENT

    A summary of property, plant and equipment follows:


                                                          December 31
                                                    ------------------------
                                                       1994          1995
                                                       ----          ----

    Land                                            $   343,730      343,730
    Building                                          1,369,814    1,550,504
    Manufacturing equipment                           1,694,689    1,783,642
    Transportation equipment                            126,849      129,201
    Leasehold improvements                            1,101,505    1,252,646
    Office furniture and equipment                    1,313,604    1,580,412
                                                    -----------    ---------
                                                      5,950,191    6,640,135
    Less accumulated depreciation and amortization    3,139,571    3,571,524
                                                    -----------    ---------
         Property, plant and equipment, net         $ 2,810,620    3,068,611
                                                    -----------    ---------
                                                    -----------    ---------

(4) LONG-TERM DEBT

    Long-term debt consists of the following:


                                                                         December 31
                                                                  -----------------------
                                                                      1994        1995
                                                                      ----        ----
    Revolving line of credit to a bank, due July 1997, monthly interest at prime or Eurodollar rate plus 200 basis
       points (8.50% at December 31, 1994 and 7.40% to
       8.50% at December 31, 1995)                                $ 6,450,000   8,650,000

    Secured note payable to same bank, due July 1996,
       monthly payments of $8,500 plus interest at prime
       (8.50%  at December 31, 1995) plus .50%                        170,000      68,000

    Secured note payable to same bank, due July 2002,
       monthly payments of $4,063 plus interest at prime plus
       .75%                                                           369,688     320,938

    Secured note payable to same bank, due April 2000,
       monthly payments of $12,500 plus interest at prime
       plus a percentage ranging up to .75%                                 -     650,000

    Subordinated debt, due April 2001, quarterly
       interest payments of 10% per annum                           1,000,000           -
                                                                  -----------   ---------
                                                                    7,989,688   9,688,938
    Less current installments                                         150,750     266,750
                                                                  -----------   ---------
                                                                  $ 7,838,938   9,422,188
                                                                  -----------   ---------
                                                                  -----------   ---------


    The Company has a revolving line of credit which is not to exceed the greater of $10,000,000 or 85% of eligible accounts receivable plus the lesser of $3,500,000 or 35% of the eligible inventory less 100% of the face amount of any standby letters of credit. During 1995, the due date of the principal balance was extended to July 31, 1997. The Company had $1,350,000 available for additional borrowings under the revolving line of credit at December 31, 1995.

    The credit agreement related to the revolving line and notes payable contains certain restrictive covenants, including restrictions on additional indebtedness, investments in or advances to others, acquisitions of other businesses, declaration and payment of dividends and repurchase of capital stock. The line of credit and related notes payable are secured by all of the Company's assets including inventory and accounts receivable.

    The estimated fair value of notes payable and long-term debt approximated the carrying value at December 31, 1994 and 1995.

    The aggregate maturities of long-term debt are as follows:

                                                    Amount
               Year ending December 31:           -----------
                        1996                      $   266,750
                        1997                        8,848,750
                        1998                          198,750
                        1999                          198,750
                        2000                           98,750
                        Thereafter                     77,188
                                                  -----------
                               Total              $ 9,688,938
                                                  -----------
                                                  -----------

(5) PREFERRED STOCK

    The Company is authorized to issue up to 2,000,000 shares of preferred stock, par value of $.01 (see note 13). As of December 31, 1995, no preferred shares were issued and outstanding.

(6) STOCK OPTIONS

    The Company has a stock option agreement which provides for the grant of incentive stock options to certain key employees to acquire a total of 20 shares of common stock. The stock options are exercisable for a period of eight years from date of grant (December 15, 1990) at a price equal to the market value of approximately $22,300 per share on the date of grant. The stock options vest ratably on each annual anniversary of the date of grant and became exercisable in full on December 15, 1995. No options have been exercised as of December 31, 1995. In connection with the transaction described in note 13, the options were terminated in November 1996.

(7) LEASES

    The Company has several noncancellable operating leases, primarily for office and plant facilities in Dallas, Jacksonville and Tyler, Texas, respectively, that expire on various dates through 2000. The operating leases contain options at the end of the lease terms to extend the leases at the then fair rental value for a period of up to five years. Its former Dallas plant is being subleased through the expiration of the primary lease term.

    Approximate future minimum lease payments and rents and sublease receipts under operating lease commitments with initial or noncancellable terms in excess of one year as of December 31, 1995 follow:

                                                                Operating
                                              Operating lease   sub-lease
                                                 payments        receipts
                                              ---------------   ---------
Year ending December 31:
     1996                                        $303,444         64,800
     1997                                         295,373         64,800
     1998                                         243,884         64,800
     1999                                         125,975         64,800
     2000                                          29,880         27,000
                                                 --------        -------
         Total minimum payments and receipts     $998,556        286,200
                                                 --------        -------
                                                 --------        -------


    Total rental expense for operating leases was approximately $225,000 in 1993, $254,000 in 1994 and $314,000 in 1995. Total sublease rental income for operating leases was approximately $68,000 in 1993 and 1994 and $54,000 in 1995.

(8) INCOME TAXES

    The Company is included in the consolidated federal income tax return filed by IHC. Under a tax-sharing agreement with Holdings, the Company is required to pay to Holdings total income taxes computed for financial reporting purposes (see note 1) and, accordingly, deferred tax assets and liabilities are maintained on the financial accounting records of IHC.

    The provision for income taxes for 1993, 1994 and 1995 was computed in all material respects as if the Company filed a separate income tax return. Actual income tax expense did not differ from income tax expense determined using the statutory federal income tax rate of 34%. Income tax expense consists of the following:

                                           1993        1994        1995
                                         --------   ---------   ---------
    Current expense                      $846,872   1,144,043   1,209,294
    Deferred expense (benefit)            (78,800)    (75,448)     15,023
                                         --------   ---------   ---------
                                         $768,072   1,068,595   1,224,317
                                         --------   ---------   ---------
                                         --------   ---------   ---------

    Deferred federal income taxes result from temporary differences in reporting income and expenses for financial and tax purposes. A summary of the source and tax effect of these differences follows:

                                                   1993        1994       1995
                                                 --------    -------    -------
    Excess tax (book) depreciation               $(37,169)     4,410     36,197
    Bad debt expense less (greater) than actual
     write-offs allowable for tax purposes        (32,300)    (1,700)    16,902
    Expenses capitalized for tax purposes and
     expensed for financial reporting purposes     (9,331)   (78,158)   (38,076)
                                                 --------    -------    -------
      Deferred expense (benefit)                 $(78,800)   (75,448)    15,023
                                                 --------    -------    -------
                                                 --------    -------    -------

(9) EMPLOYEE BENEFITS

    The Company makes payments to a multi-employer retirement plan for certain employees in accordance with the bargaining unit contracts. Under the terms of the union contracts, the Company is obligated to contribute 3% of gross wages paid to covered employees. Total expense paid for employees represented by the bargaining units was approximately $61,500 in 1993, $68,700 in 1994 and $122,600 in 1995.

(10) RELATED PARTY TRANSACTIONS

    Management fees paid to Holdings were $600,000 in each of the years 1993, 1994 and 1995. In addition, the Company pays federal income taxes, if any, to Holdings (see note 8). The account balances are noninterest bearing. Following is a summary of transactions included in the receivable from parent company:

                                                        1993          1994          1995
                                                    ----------    ----------    ----------
    Transfers of cash to Holdings                   $2,819,306       110,548     1,850,868
    Federal income tax payment                        (768,071)   (1,068,595)   (1,224,317)
    Management fees                                   (600,000)     (600,000)     (600,000)
    Receivable from parent company at beginning
     of year                                           155,186     1,606,421        48,374
                                                    ----------    ----------    ----------
    Receivable from parent company at end of year   $1,606,421        48,374        74,925
                                                    ----------    ----------    ----------
                                                    ----------    ----------    ----------

    On December 15, 1990, the Company entered into agreements to loan an aggregate of $500,000, to four members of management (outstanding principal balance at December 31, 1995 is $375,000). Interest charged on these notes is computed at rates which approximate the prime rate associated with the Company's revolving line of credit. Interest earned on these notes was $45,000 in 1993, $28,063 in 1994 and $25,313 in 1995. Common stock of the
    Company acquired by the management members from a third party for an aggregate amount of $669,843 is pledged as collateral on the loans. The notes receivable are due on demand.

(11) SIGNIFICANT CUSTOMERS

    The Company has certain customers, primarily in the petroleum retailing industry, that individually account for greater than 10% of net sales in 1995, 1994 and 1993. In 1995, the Company had three such customers, accounting for $9,667,801, $5,127,581 and $4,470,210 of revenues. In 1994, there were two such customers, accounting for $7,012,010 and $4,061,618 of revenues. In 1993, the Company had one such customer, accounting for $8,419,174 of revenues. Additionally, accounts receivable from one customer exceeded 10% of total accounts receivable at December 31, 1995.

    Ten percent of the Company's net sales were to customers outside of the United States during 1994.

(12) PROFIT SHARING PLAN

    In August 1995, the Company began sponsoring a profit sharing plan (Plan) in accordance with Section 401(k) of the Internal Revenue Code which allows substantially all employees to participate. The Company's contribution to the Plan is determined based on 50% of each dollar an employee contributes with a maximum of 3% of gross wages per employee. Contributions were $23,688 in 1995.

(13) SUBSEQUENT EVENTS

    IHC's Board of Directors and management have determined to distribute 100% of IHC's investment in the Company to holders of IHC common stock. In connection with this transaction, the Company entered into a loan agreement in October 1996 with a bank which provides for a $23 million credit facility and entered into a subordinated note purchase agreement with another bank under which the Company will issue $10 million of subordinated notes. The proceeds from the loan agreement and the subordinated notes were used to repay existing long-term debt, declare a dividend of $19.7 million and fulfill net contractual obligations to senior officers of the Company in the amount of $.7 million. Upon completion of the distribution, the Company will be a public company.

    On November ___, 1996, the Board of Directors of the Company approved a 3,864-for-1 common stock split effective November ___, 1996. The stock split increased the Company's issued common stock by 1,854,208 shares. The accompanying financial statements have been retroactively restated to reflect the stock split. In connection with the stock split, authorized common shares were increased from 500 shares to 15,000,000 shares and the par value was reduced from $100 to $.01 per share. Also, the Company increased the number of authorized shares of preferred stock from 500 to 2,000,000 shares and reduced the par value from $100 to $.01 per share.

(14) PRO FORMA BALANCE SHEET (UNAUDITED)

    The pro forma balance sheet at September 30, 1996 gives effect to the $19.7 million dividend and the corresponding increase in debt (see note 13). Other pro forma adjustments necessary to reflect the transactions discussed in note 13 have not been presented in the accompanying unaudited pro forma balance sheet. The pro forma balance sheet at September 30, 1996 is not necessarily indicative of the Company's future financial position.

                             ZIMMERMAN SIGN COMPANY
                   (a subsidiary of Zimmerman Holdings, Inc.)
                Schedule II - Valuation and Qualifying Accounts

                                                       Additions
                                         Balance at    charged to                   Balance at
                                         beginning     costs and                      end of
Allowance for doubtful accounts          of period      expenses    Deductions(A)     period
-------------------------------          ----------    ----------   -------------   ----------
Nine months ended September 30, 1996
 (unaudited)                              $100,288      $ 36,800      (18,674)        118,414
Year ended December 31, 1995               150,000       (40,000)      (9,712)        100,288
Year ended December 31, 1994               145,000        24,693      (19,693)        150,000
Year ended December 31, 1993                50,000       131,122      (36,122)        145,000

(A) Write-off of uncollectible accounts.









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

                                    EXHIBITS


EXHIBIT NO.                             TITLE
-----------                             -----

   3.1 Form of Amended and Restated Articles of Incorporation of Zimmerman Sign Company.*

   3.2        Form of Amended and Restated Bylaws of Zimmerman Sign Company.*

   4.1 Distribution Agreement, dated as of November ___, 1996, by and between Zimmerman Sign Company and Independence Holding Company.(1)

   4.2 Registration Rights Agreement, dated as of November ___, 1996, by and between Zimmerman Sign Company and Geneve Holdings, Inc.(1)

  10.1 First Amended and Restated Revolving Credit and Term Loan Agreement, dated as of October 31, 1996, by and between Zimmerman Sign Company and Comerica Bank-Texas.*

  10.2 Subordinated Credit Agreement, dated as of October 31, 1996, between Zimmerman Sign Company and Bank of America Illinois.(1)

  10.3 Stock Option Plan of Zimmerman Sign Company, dated as of November ___, 1996, together with form of Stock Option Agreement.(1)

  10.4 Employment Agreement, effective January 1, 1997, by and between Zimmerman Sign Company and David E. Anderson.(1)

  10.5 Employment Agreement, effective January 1, 1997, by and between Zimmerman Sign Company and Tom E. Boner.(1)

  10.6 Employment Agreement, effective January 1, 1997, by and between Zimmerman Sign Company and Michael W. Coppinger.(1)

  10.7 Employment Agreement, effective January 1, 1997, by and between Zimmerman Sign Company and Jeffrey P. Johnson.(1)

  10.8 Employment Agreement, effective January 1, 1997, by and between Zimmerman Sign Company and John T. Griggs.(1)

----------------------
 *  Filed herewith
(1) To be filed by amendment




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


                                  SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in Dallas, Texas on November 15, 1996.


                                       ZIMMERMAN SIGN COMPANY


                                       By: /s/ DAVID E. ANDERSON
                                          ----------------------------------
                                            Name:  David E. Anderson
                                            Title: Chairman


499612.14/D











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